FORM 43-101F1
TECHNICAL REPORT

AN UPDATE ON EXPLORATION ACTIVITIES OF
RUBICON MINERALS CORPORATION

ON THE McFINLEY PROPERTY,

RED LAKE, ONTARIO

FOR THE PERIOD APRIL 2004 TO DECEMBER 2004

NTS 52N/04

Submitted in fulfillment of reporting requirements under
National Instrument 43 - 101 On March 1, 2005

By: Qualified Person
Darwin Green, P.Geo.

1.0 Summary

This technical report on the McFinley Gold Property of Rubicon Minerals Corporation (Rubicon) has been prepared by Darwin Green, P.Geo. with the assistance of Rubicon project staff. The author has the experience, background and personal knowledge to act as Qualified Person under NI43-101. The report has be prepared to meet the requirements of Rubicon's Annual Information Form disclosure requirements in the form of a 20-F. This report provides an update on Rubicon's exploration activity on the McFinley Property between April 2004 and December 2004, and includes details of the Summer 2004 Drill Program, which was designed to follow-up on the initial Phoenix Zone discovery made during the 2004 winter drill program.

The McFinley Property is located in Bateman Township in the Red Lake District in Northwestern Ontario, approximately six kilometers north of the operating Campbell and Red Lake Mines. It is accessible by an 8 km all weather, gravel road from the town of Cochenour.

Rubicon has earned a 100% interest in the McFinley Property through two separate option agreements made during 2002. The water covered areas of the Property, held as 25 Licenses of Occupation and one Mining Lease, were optioned from Dominion Goldfields Corporation (DGC) in January 2002. The land portions of the Property, held as 16 Patented Claims, were optioned by agreement in July 2002 and included mining rights of patent claims from Dominion Goldfields Corporation (DGC) and also any surface rights held by DGC subsidiary 1519369 Ontario Ltd. Collectively, all of these titles are referred to as the McFinley Property (the 'Property') and cover approximately 505.43 Ha. The properties are contiguous, surveyed and in good standing. Rubicon has recently secured some surface rights for the property through a public auction by the Municipality of Red Lake.

The McFinley Property is underlain by a NNE-trending, west-dipping belt of deformed and intermixed metasediments, basaltic volcanics and ultramafic rocks which define the "East Bay Trend". The rocks are Archean in age and part of the Balmer Sequence. A strong NNE trending structural fabric through the area is considered part of the East Bay Deformation Zone (EBDZ) which extends south into the Cochenour Willans mine area where it intersects the NW ''Mine Trend'' of Campbell and Red Lake Mines.

Extensive gold mineralization along the "Mine Trend" has been exploited at the Campbell and Red Lake Mines (Reserves and Production - 24 M.Oz.Au). The past-producing Cochenour Mine (1.2 M.Oz.Au) is located at the intersection of the "Mine Trend" with the "EBDZ". Mineralization is well developed in several areas along the EBDZ and includes such deposits as McMarmac, Chevron, Abino, McFinley and, recently, Placer-Wolfdens' GAZ Zone. The McKenzie Island Mine also lies adjacent to the EBDZ near Cochenour. Mineralization within these areas occurs in a variety of stratigraphic, structural and intrusive environments.

Surface exploration on the McFinley Property commenced in the 1920's and continued intermittently up to 1980. Initial underground exploration was conducted in 1956 on McFinley Peninsula and this area was the focus of continued underground development work during the period 1982 -1989 by McFinley Mines Limited. The 1982-1989 program of exploration included over 200,000 feet of diamond drilling, the refurbishment of a 428-foot vertical shaft and underground development on the 150-, 275- and 400-foot levels. Test stoping was commenced and a test milling facility capable of processing 150 tons per day was constructed. A bulk sampling operation was in progress on closure of the operation in early 1989. Only limited tonnage was ever milled. Surface stockpiles from underground mining development and test-stoping remain on site. The mine workings are currently flooded; however, the head frame, hoist and camp infrastructure remain in place.

The 1982-1989 Exploration Program resulted in the estimation of an 'Inferred Mineral Resource' of 334,007 tons at a grade of 0.20 Au opt to a depth of 400 feet (Hogg 43-101 Report, October, 2002). Deeper drilling encountered similar mineralization with locally interesting gold grades to depths of at least 1,700 feet below surface. The deeper area is considered an area of geological and exploration interest. Additional auriferous mineralization was encountered at the contact of, and within, the talc chlorite schist in water-covered areas underlying the East Bay Trend in the vicinity of the workings. These remained to be further explored upon closure of the mine.

Significant gold mineralization on the McFinley Property is found in many diverse geological settings, including:

  Sulphidised and quartz-veined, Banded Iron Formation;
  Base metal-rich, breccias and quartz veins along D2-aged discrete shear zones (D-Vein Type);
  Arsenopyrite-quartz veins in C-Zone type mineralization at ultramafic contacts where D2 shears intersect the contact and develop apparent folds or shear duplex structures in areas of strong, lithologically-defined, competency contrasts,
  Disseminated arsenopyrite and/or silica replacement zones, cross-cutting stratigraphy;
  Silicified and biotite altered ± sulphide mineralized zones in basalt;
  Felsic intrusive and feldspar porphyry intrusive rocks within ultramafic rocks of the East Bay Serpentinite (MAC3);
  D2 conjugate shear structures which crosscut the trend of the EBDZ (MAC4); and
  Sheared biotized veined arsenopyrite-rich zones near the mafic/ultramafic contact with local native gold and trace base metals (Phoenix Zone).

Rubicon is undertaking an aggressive and ongoing exploration program on the McFinley Property. Exploration during the period 2002-2004 has included approximately 75,000 square feet of trenching and stripping, geological mapping, relogging of selected historic holes, 28,052 meters of surface diamond drilling, airborne geophysics, ground magnetometer and seismic surveys, and much re-evaluation of previous information. The Property has been reevaluated with modern knowledge of ore controls at the producing mines in Red Lake, and the majority of diamond drilling by Rubicon has targetd areas outside the confines of the historic mine site in environments perceived to have high exploration potential and limited historic work.

A total of 124 diamond drill holes have been completed on the Property by Rubicon during the five phases of diamond drilling:

  Phase 1: 1,909 meters (6,264 feet) in 14 holes in the immediate area of the Peninsula (Nov to Dec 2002);
  Phase 2: 9,704 meters (32,709 feet) of winter drilling including 24 holes to test property-wide targets from the ice or Red Lake and a further 6 holes on the Peninsula. (Jan to Mar 2003);
  Phase 3: 3,058 meters (10,033 feet) in 10 holes for follow-up drilling on McFinley Peninsula (July to Sept 2004); and
  Phase 4: 7,343 metres (24,089 feet) of winter drilling involving 35 holes ice of Red Lake and from the northern tip of Mcfinley Island (Feb to March 2004)
  Phase 5: 6,038 metres (19,810 feet) in 34 holes for follow-up drilling on the Phoenix Zone from McFinley Island (July - Aug 2004)

Exploration by Rubicon has steadily advanced the Property, culminating with the early stage discovery in 2004 of a significant new zone of classic Red Lake style high-grade gold mineralization - the Phoenix Zone. The Phoenix Zone, defined as the overall mineralized system, currently has a strike length of 250 metres and a depth extent of 150 metres below surface. The higher grade core of the Phoenix Zone, which is currently drilled on 15- to 30-metre centres over a strike length of 150 metres and over a depth extent of 100 metres, plunges gently to the southwest and has an arithmetic average grade of 20.03 g/t gold over 3.1 metres based on eight drill holes. The zone is situated at the north end of McFinley Island 2 km north of the existing mine site, and is hosted within intensely biotized and quartz-carbonate veined basalt near a roll in the ultramafic contact. To date, a total of 56 holes (9,514 m), have been drilled in the Phoenix Zone area, with an initial 22 holes drilled in February/March 2004, followed-up with 34 holes drilled in July/August/September.

The setting and style of the Phoenix Zone bears a marked resemblance to the high-grade zones present at the nearby Campbell and Red Lake Mines. Further work is needed to evaluate the strike and depth extent of this zone and to also test for other analogs within the McFinley Property.

It is recommended that diamond drilling continue on the McFinley Property to further evaluate the limits of the Phoenix Zone and to also explore for additional parallel zones within the Footwall Basalt sequence. A total of 15,000 m of drilling is recommended for winter 2005, with approximately 10,000 m dedicated to follow-up in the Phoenix Zone area, and 5,000 m to McFinley regional targets. Using a conservative all-in cost of $150/metre, based on the previous 2 years of winter drilling on the project, the total cost of the recommended program is estimated at $2,250,000. Drilling should use three drill rigs, and commence as soon as ice conditions permit (approx. mid-January).

Table Of Contents

1.0			Summary	2

2.0			Table Of Contents	5

3.0			Introduction and Terms of Reference	8

4.0			Disclaimer	9

5.0			Property Description and Location	10
	5.1		Location and Ownership	10
		5.1.1	Rubicon Obligations on Licenses of Occupation and Mining Lease	10
		5.1.2	Rubicon Obligations on Patented Claims	10
	5.2		Infrastructure	13
	5.3		Environmental Liabilities	14
6.0			Accessibility, Climate, Local Resources, Infrastructure and Physiography	15

7.0			Exploration History	16
	7.1		Ownership History of the McFinley Property	16
	7.2		Exploration History of McFinley Property	17
	7.3		Expenditure History of the McFinley Property	18
	7.4		Resource History of the McFinley Property	19
	7.5		Rubicon Exploration History of the McFinley Property	21
		7.5.1	2002 Exploration	21
		7.5.2	2003 Exploration	23
		7.5.3	2004 Exploration (January to March)	27
8.0			Geological Setting	33
	8.1		Regional Geology	33
	8.2		Property Geology	37
		8.2.1	Introduction	37
		8.2.2	Stratigraphy	37
		8.2.3	Structure	40
		8.2.4	Alteration	41
	8.3		Regional Metallogeny and Mineral Deposit Model	42
		8.3.1	Group 1 Deposits (Mafic Volcanic hosted)	42
		8.3.2	Group 2 Deposits (Felsic Intrusive Hosted)	42
		8.3.3	Group 3 Deposits (Stratabound)	42
		8.3.4	Summary	43
	8.4		Mineralization on the McFinley Property	44
		8.4.1	Banded Iron Formation (BIF) - Chert	44
		8.4.2	Sulphide Breccia Veins	44

		8.4.3	C-Zone Type	44
		8.4.4	Sheared Biotite-Arsenopyrite Zones	45
		8.4.5	Disseminated Arsenopyrite Replacement Zones	45
		8.4.6	Other Environments	45
9.0			2004 Exploration (April to December 2004)	46
	9.1		Introduction	46
	9.2		2004 Trench Mapping	46
		9.2.1	Introduction	46
		9.2.2	Results	46
10.0			2004 Summer Diamond Drill Program - Phoenix Zone	51
	10.1		Introduction	51
	10.2		Results	52
	10.3		Summary	54
11.0			Sampling Method and Approach	59
	11.1		Core Drilling and Logging	59
	11.2		Drill Core Sampling	59
	11.3		Analysis for Gold	59
12.0			Sample Preparation, Analyses and Security	59
	12.1		Drill Core	59
	12.2		Shipping	60
	12.3		Assay Laboratory	60
	12.4		Sample Preparation	60
	12.5		Assay Procedures	60
13.0			Data Verification	60

14.0			Mineral Processing and Metallurgical Testing	61

15.0			Mineral Resource and Mineral Reserve Estimates	61

16.0			Other Relevant Data and Information	61

17.0			Interpretation and Conclusions	62

18.0			Recommendations	63
	18.1		Recommended Phoenix Zone Drilling	63
	18.2		Recommended McFinley Regional Drilling	63
	18.3		Recommended Program and Budget	63

19.0 References		64

20.0 Certificate Of Author		66

List of Figures

Figure 5.1.1	Property Location Map	11
Figure 5.1.2	Claim Map of Patented Mining Claims, Leases and Licenses of
	Occupation, McFinley Gold Property	12
Figure 5.2.1	Mine Infrastructure, McFinley Peninsula	13
Figure 5.3.1	View of Tailings Pond - looking Southwest	14
Figure 7.4.1	3D Prospective, 150 and 400 Levels with mineralized zones	20
Figure 7.5.1.1	Plan Map of 2002 and 2003 Drill Holes and Target Areas	22
Figure 7.5.2.1	Plan Map of 2003 Summer Drill Holes	26
Figure 7.5.3.1	Drill Rig on the ice at the north end of McFinley Island	27
Figure 7.5.2.2	Plan Map of 2004 Winter Drill Targets	28
Figure 7.5.2.3	Plan Map of 2004 Winter Drill Holes - South Half	29
Figure 7.5.2.4	Plan Map of 2004 Winter Drill Holes - North Half	30
Figure 8.1.1	Geology of the Red Lake greenstone belt	34
Figure 8.1.2	Gold Producers in the Red Lake gold camp	35
Figure 8.1.3	D1 and D2 Regional Fabrics	36
Figure 8.2.1	General Geology, McFinley Property	38
Figure 8.2.2	Cross Section A-B through the McFinley Peninsula	39
Figure 8.3.1	View of Campbell and Red Lake Mine Head frames	43
Figure 8.4.1	Visible gold in quartz vein - DDH MF04-79	45
Figure 9.2.1	2003 Trench Locations - McFinley Peninsula	47
Figure 9.2.2	Trench 9 - Geology and Gold Assays	48
Figure 9.2.3	Trench 10 - Geology and Gold Assays	49
Figure 9.2.4	Trench 11 - Geology and Gold Assays	50
Figure 10.1.1	Plan Map of Summer 2004 Drill Holes - Phoenix Zone	52
Figure 10.2.1	Cross Section 2+00N - Phoenix Zone	55
Figure 10.2.2	Cross Section 1+00N - Phoenix Zone	56
Figure 10.2.3	Inclined Longitudinal Section with Au g/t x metres contours	57
Figure 10.2.4	Inclined Longitudinal Section with Au g/t x metres contours and Interpreted
	Plunge Controls	59

List of Tables

Table 7.2.1	Exploration History of the McFinley Property	17
Table 7.3.1	Expenditures 1982 - 1989, McFinley Red Lake Mines Ltd	18
Table 7.4.1	Inferred Resources, McFinley Peninsula	19
Table 8.2.1	Summary of Stratigraphy, McFinley Property	37
Table 10.1.1	Highlight Drill Intersections - 2004 Phoenix Zone Drilling	51

List of Appendices

Appendix 1	List of Mining Lease, Licenses of Occupation and Patented Claims	67
Appendix 2	2004 Trenching Program - Assay Summary	69
Appendix 3	2004 Summer DDH Program - Summary of DDH Locations	71
Appendix 4	2004 Summer DDH Program Significant Results - Weighted Averages	72
Appendix 5	Cross Sections - Phoenix Zone Drill Holes	76
Appendix 6	2004 Summer Drill Holes - Summary Descriptions	86
Appendix 7	Sampling Protocol	94
Appendix 8	Assay Methods and Detections - ALS Chemex Laboratories	95

3.0 Introduction and Terms of Reference

This report on the McFinley Property of Rubicon Minerals Corporation (Rubicon) has been prepared by Darwin Green, P. Geo., at the request of Mr. Michael J. Gray, Vice-President Exploration. The report was commissioned by Rubicon Minerals Corporation to comply with disclosure and reporting requirements set forth in National Instrument 43-101, Companion Policy 43-101CP, and Form 43 -101F1.

This report is an update to a 43-101 compliant report prepared by I.R. Cunningham-Dunlop, dated April 23, 2004 and titled "Exploration Activities of Rubicon Minerals Corporation on the McFinley Property, Red Lake, Ontario - During the Period May 2003 to March 2004". The author has the written consent of I.R. Cunningham-Dunlop to reproduce necessary sections of the April 2004 report.

The McFinley Gold Property was optioned by Rubicon during 2002 from Dominion Goldfields Corporation ("DGC") and DGC subsidiary 1519369 Ontario Ltd. The property was most recently the subject of an underground exploration and development program in the 1980's however was inactive during 1989 - 2002 due to litigation. Litigation was resolved by DGC in 2002. The property now forms an important part of Rubicon's properties and activities in the Red Lake area of Northwestern Ontario.

D. Green is experienced in the Red Lake area having worked on various projects throughout the area as a consultant to Rubicon Minerals Corporation since 1998. He has worked in his field of expertise for 12 years and on gold exploration properties in Ontario, Nunavut, British Columbia, Cuba, and Peru. He has been intermittently involved in the McFinley property in a technical capacity since June 2002 and has a thorough knowledge of the recent work of Rubicon. He has the experience, background and personal knowledge to act as a Qualified Person under NI43-101.

Considerable data is available on the McFinley Property in Rubicon files and as readily available public documents. The public sources of relevant references are listed in Section 20 to this report.

2004 exploration on the McFinley Property was carried out under the supervision of Ian R. Cunningham-Dunlop (P.Eng.), Project Manager and Qualified Person from November 2003 to November 2004. I.R. Cunningham-Dunlop is recognized for his excellent contribution to the project, and the author has drawn extensively from internal company reports prepared by I.R. Cunningham-Dunlop in the preparation of this report. The author would also like to acknowledge others who contributed to the 2004 exploration work described in this report, including David Adamson, Michael J. Gray, Jack Der Weduwen, Larry Poznikoff, Ian Russell, Terry Bursey and Terry Boyes.

Gold values for work performed by Rubicon are reported as either ounce per ton ("oz/ton") or grams per metric tonne ("g/t"). Historic gold values are presented as originally reported and converted to g/t if required. A conversion factor of 34.28 is used to convert ounces per short ton ("oz/ton") to g/t. Currency is reported as Canadian dollars unless otherwise noted. All map coordinates are given as Universal Transverse Mercator (UTM) Projection, North American Datum (NAD) 83, Zone 15 coordinates.

4.0 Disclaimer

The author has relied on information provided by Rubicon Minerals Corporation on the legal status of the property that forms the McFinley Property. Effort was made to review the information provided for obvious errors and omissions; however, the author shall not be held liable for any errors or omissions relating to the legal status of claims described in this report.

The destruction of the complete record of the historical documentation for the property due to fire at the site office in 2001 is noted. A substantial amount of detailed data was lost. Rubicon has recovered a large volume of this information and continues to make a concerted effort to secure additional information which may be privately held. The author will not be held liable for any errors or omissions relating to missing data.

The mineral resources quoted in this report were previously reported in the Technical Report 43-101 dated May 12, 2003, prepared by Mr. David M. Rigg, P.Geo and Mr. Glen Hogg, P.Eng. These resource estimates were completed by the McFinley staff in 1986 and have been reported and discussed in Hogg (May 2002) and Hogg (October 2002). The present author has reviewed the information presented by Mr. Hogg in these various reports and concurs with his conclusions regarding the 'inferred mineral resource' on the McFinley Property.

The author has taken considerable background information for Sections 5.0 to 8.0 from the Technical Report 43-101 dated May 12, 2003, prepared by Mr. David M. Rigg, P.Geo and Mr. Glen Hogg, P.Eng. This information has been repeated again in this report for the sake of completeness and the author wishes to acknowledge Mr. Rigg and Mr. Hogg for their diligence in collating this information. As stated previously in Section 2.0, considerable information from the Technical Report 43-101 dated April 23, 2004, prepared by Mr. Ian .R. Cunningham-Dunlop, has also been repeated again in this report.

5.0 Property Description and Location

5.1 Location and Ownership

The McFinley Property is located in the southwestern part of Bateman Township within the Red Lake Mining Division of northwestern Ontario, Canada, Figure 5.1.1. The McFinley Shaft is located at 51 07' 26'' N and 45 44' 26'' W. The McFinley Property is subject to option agreements that have allowed Rubicon to earn a 100% interest in an area that covers approximately 505.43 Ha. The property was acquired in two separate agreements during 2002. The water covered areas, held as 25 Licenses of Occupation and one Mining Lease, were optioned from Dominion Goldfields Corporation (DGC) in January 2002. Land portions of the property, held as nine Patented Claims, were later optioned by agreement in June 2002. The mining rights of Patent Claims were optioned from Dominion Goldfields Corporation (DGC) and the surface rights of the same Patent Claims were optioned from DGC subsidiary 1519369 Ontario Ltd. Collectively, all of these titles are now referred to as the McFinley Property (the 'Property'). Titles are listed separately in Appendix 1. Figure 5.1.2 shows the distribution of the claims.

The various Licenses of Occupation, Mining Lease and Patents of the Property are contiguous, surveyed and in good standing. Work permits are not required in Ontario to perform the exploration work prescribed in this report.

Titles to the Licenses of Occupation, Mining Lease and Patents are held by DGC and 1519369 Ontario Ltd. subject to the terms of the agreements concluded with Rubicon. Historical details of each agreement are described in Hogg, May 2002 and Hogg, Oct 2002. Property taxes related to the surface parcels of some patented claims were written off by the Red Lake Municipality in early 2002 and Rubicon recently purchased these surface parcels. Rubicon has full right of access to all areas of the McFinley property under contractual agreements and the Mining Law of Ontario.

5.1.1 Rubicon Obligations on Licenses of Occupation and Mining Lease

Rubicon optioned 25 licenses of occupation and one mineral lease (Water Portion) in January 2002 from Dominion Goldfields Corporation ("DGC") by agreeing to pay $800,000, issue 260,000 shares and complete U.S. $1,300,000 of exploration prior to March 31, 2006. During 2004 Rubicon completed its acquisition of these Water Claims after meeting all the required payments and expenditures. These claims are subject to a NSR royalty of 2%, for which advance royalties of U.S. $50,000 are due annually (to a maximum of U.S. $1,000,000 prior to commercial production). Rubicon has the option to acquire a 0.5% NSR royalty for U.S. $675,000 at any time. Upon a positive production decision the Company would be required to make an additional advance royalty payment of U.S. $675,000, which would be deductible from commercial production royalties as well as certain of the maximum U.S. $1,000,000 in advance royalty payments described above.

5.1.2 Rubicon Obligations on Patented Claims

Rubicon purchased 16 patented claims (Land Portion) from DGC in July 2002 for $500,000 ($425,000 paid as of December 31, 2002 and $75,000 paid prior to June 2003) and issue 500,000 shares (issued). The Company is also to issue to the vendor 100,000 stock options (issued). The Land Claims are subject to a NSR royalty of 2-3%, for which advance royalties of $75,000 are due annually (to a maximum of $1,500,000 prior to commercial production). Rubicon has the option to acquire a 0.5% NSR royalty for $1,000,000 at any time. Upon a positive production decision Rubicon would be required to make an additional advance royalty payment of $1,000,000, which would be deductible from commercial production royalties as well as certain of the maximum $1,500,000 in advance royalty payments described above.

5.2 Infrastructure

A 3-compartment exploration shaft was developed on the McFinley Peninsula in 1955 to a depth of 428 feet but abandoned in 1956. New facilities including head frame, hoisting facilities, 150-tpd mill complex and camp infrastructure were developed during a later program of underground development and exploration during 1983 to 1988 (Figure 5.2.1). Underground development was focused on the 150-, 275- and 400-foot elevations.

The workings were allowed to flood in 1989 after the onset of legal disputes. Infrastructure was not placed on care and maintenance and buildings suffered systematic vandalism during the period 1990 -2001, culminating in the total destruction of the site office by fire in 2001. The mill, hoist and head frame are intact and vandalism largely focused on breakable items in the camp accommodation buildings. Rubicon has not evaluated the cost of repair to, or replacement of, this infrastructure. A new core shack and secure core storage building have been constructed and access to the site has been restricted. Infrastructure and facilities are being repaired on an 'as needed' basis according to the requirements of the on-going property program. Estimates to reopen the underground development areas have been reviewed by AMEC, however no immediate program of underground work is recommended at this time.

A tailings disposal area consistent with regulatory requirements was constructed on McFinley Peninsula in 1988 in preparation for the bulk-sampling program. The site chosen was an extensive topographic depression lying immediately west of the shaft site on the McFinley peninsula, and retaining dams were constructed to pond effluents prior their drainage to the south into the waters of East Bay. The disposal area received a Certificate of Approval in 1988. The termination of activities on the project in 1989, after test-milling of an estimated 2500 tons of the bulk sample, resulted in minimal use of this area.

5.3 Environmental Liabilities

Rubicon engaged URS Norcol Dames & Moore, an environmental consulting firm, to prepare a preliminary report on the environmental aspects of the McFinley Gold Property in 2002. No serious conditions or difficulties were noted in the course of this study. Recommended effluent sampling and monitoring procedures, a reporting schedule and other recommendations to conform to current environmental regulations were being put in place in 2003 and 2004.

The disposal area for underground water and minor test mill tailings was constructed at the McFinley Property in accordance with environmental regulations as set forth by the Government of Ontario in 1988 (Figure 5.3.1). The disposal area remains little used with mill throughput limited to approximately 2500 tons. An estimated 6000+ tons of the previously mined bulk-sample remains stockpiled on the site.

There are no deposits or reserved funds allocated or required for any deemed liabilities.

6.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography

The McFinley Property is an area of subdued topography of less than 15 meters elevation above lake elevation. Land areas are largely covered with spruce, poplar and birch trees with minor swamp. A portion of the property is covered by the East Bay of Red Lake with McFinley Island, directly to the north of McFinley Peninsula, representing the largest Island on the property. The property is covered by 2 to 10 meters of glacial overburden with bedrock outcrop mostly restricted to shoreline exposures. Lakes are relatively shallow with water depths rarely greater than 5 to 15 meters. Recent seismic surveys of lake areas indicate average accumulations of 10 to 20 meters of lake sediments and overburden beneath lake bottom, with troughs up to 80 -100 meters deep along the structural trend underlying East Bay.

Annual mean precipitation for the region is 640 millimeters which includes mean average snowfall of 378 centimeters. Mean average temperature is 0.9 degrees Celsius with mean winter temperatures (October to April) of -9 degrees and mean summer temperatures of +14 degrees. Temperatures can reach summer highs of 35 degrees and winter lows of -40 degrees. Weather conditions allow drilling from the ice of Red Lake during January to early April. Municipal winter snow clearance extends to the end of paved roads near Cochenour and the site access road can be easily maintained by local road contractors.

The McFinley Property is accessible via an eight-kilometer gravel road from paved roads servicing the village of Cochenour and the surrounding communities of Balmertown and Red Lake, Figure 5.1.1. Situated on East Bay, the McFinley Property is also easily accessible via the waters of Red Lake. The region is serviced by Highway 105 which connects with TransCanada Highway #17 in Vermillion Bay. The area has daily scheduled Bus Services and daily scheduled flights from Winnipeg, Kenora and Thunder Bay.

The Red Lake District has a long mining history and there are currently two major mines in operation in Balmertown, Placer Dome's Campbell Mine and Goldcorp's Red Lake Mine. The District can support year-round mineral exploration and mining operations.

Electrical power on the McFinley Peninsula is currently supplied by diesel generator. An electric power transmission line extends to the Abino Property of Goldcorp which adjoins the Property to the south, a distance of about 2 kilometers from the McFinley shaft. Water is pumped from the nearby East Bay of Red Lake and potable water is trucked to site.

7.0 Exploration History

The extensive history of the property has been described in two previous reports: Hogg G.M. May 17, 2002 and Hogg G.M. October 15, 2002. The ''Property'' has been previously divided into land ('Patented Claims' of this report, or 'McFinley Mine Property' of Hogg) and water titles ('Licenses of Occupation and Mining Lease' of this report, or 'McFinley Property' of Hogg). Both of these areas are now termed the McFinley 'Property'. A summary of ownership, work, prior expenditures and Resources is herein provided.

7.1 Ownership History of the McFinley Property

The Property was initially staked and owned by McCallum Red Lake Mines Ltd. in 1922. Ownership was registered in the name of McFinley Red Lake Gold Mines Ltd. during the period 1944 to 1974. In 1974 Sabina Industries Ltd. earned a 60% interest in the property. McFinley Red Lake gold Mines changed name to McFinley Red Lake Mines Limited in 1975 and a plan of arrangement between McFinley Red Lake Mines Limited and Sabina in 1983 transferred title to McFinley Red Lake Mines Ltd. In 1984, the Property was Joint Ventured with Phoenix Gold Mines Ltd. (42.9%) and Coniagas Mines Ltd. (7.1%). The Joint Venture interest was subsequently repurchased in 1986 with financial backing from Alexandra Mining Company (Bermuda) Ltd and McFinley Red Lake Mines Limited continued underground exploration and development.

Financial difficulties experienced by McFinley Red Lake Mines in 1989 led to a long period of dispute with creditors and ownership issues between 1990 and 2001. Dominion Goldfields Corporation ("DGC") was awarded title to the Licenses of Occupation and Mining Lease of the McFinley Property in 2001 through a vesting order from the Superior Court of Ontario. DGC and a wholly owned subsidiary 1519369 Ontario Ltd. were subsequently granted ownership of the mining rights and surface rights respectively, to the McFinley Patents by a vesting order by the Superior Court of Ontario in 2002. Rubicon Minerals optioned the Property from DGC, and DGC and 1519369 Ontario Ltd., respectively, in two agreements in 2002.

7.2 Exploration History of McFinley Property

Year	Description of Work
1922	Original staking in 1922 undertaken to cover a high-grade silver occurrence on the McFinley peninsula, the first mineral prospect of record in the Red Lake area. Trenching, sampling and shallow drilling was undertaken by McCallum Red Lake Mines Ltd. Wide-spread but erratic gold mineralization was noted in cherty metasediments on both McFinley Peninsula and McFinley Island.

1941-42	Occurrences were drilled as part of the Wartime Minerals Evaluation program.

1944-46	McFinley Red Lake Gold Mines Ltd. carried out ground magnetic surveys, a 48,548 foot drilling program over the McFinley Peninsula, and a 4,877 foot drilling program from the ice of Red Lake.

1946-55	Fourteen holes (M Series) were completed for a total of approximately 5,200 feet of diamond drilling.

1955-56	Little Long Lac Gold Mines sank a 428ft vertical shaft on claim KRL 246 and completed 1,358 feet of exploratory underground development on two levels. Work terminated in 1956.

1974-75	Sabina Enterprises completed 25 diamond drill holes for approximately 10,000 feet of drilling on the 'Mine Property'; ground magnetic and electromagnetic surveys and ten holes in approximately 2,410 feet of diamond drilling over a portion of the lake properties.

1981-83	Sabina and McFinley Red Lake Mines completed a magnetic/electromagnetic geophysical survey over the McFinley peninsula area, surface bulk sampling and 12,046 feet of surface diamond drilling in 33 holes.

1983-84	McFinley Red Lake Mines Ltd. and Sabina Industries completed seven holes for a total of approximately 2,120 feet of diamond drilling.

1984-85	An agreement with Pheonix Gold Mines Ltd. allowed the reopening of the McFinley shaft and completion of a total of 1,570 feet of drifting and crosscutting on the 150' and 400' levels. Metallurgical work and mineral processing was carried out. Eighty underground drill holes totaling 6,000 feet and sixty-nine surface holes totaling 34,870 feet of diamond drilling were completed. Funding difficulties resulted in the project being placed on temporary standby in February 1985.

1985-87	3,775 feet of drifting and crosscutting were carried out on the 150' and 400' levels. 23,333 feet of underground drilling, 30 feet of raising and an extensive chip-sampling program were completed. A program of 41,874 feet of diamond drilling was also completed in sixty-one surface holes.

1987 to 1989	In recognition of a 'Nugget Effect' in sampling results, a decision was made to proceed with a minimum 15,000 ton bulk sample. A 150-tpd mill and tailings area was constructed. Underground development (9,482 feet) continued on 150' and 400' levels, a new 275' level and on a ventilation raise from the 400' level to surface. Additional sampling, diamond drilling (28,642 feet), and metallurgical testing were completed. Bulk sampling operations commenced in July 1988 with sampling indicating head grades in the range of 0.25 oz.Au/ton from prepared stope areas. Mill design problems, lack of income from bulk sampling and lack of exploration funding forced the closure of the operation after an estimated 2,500 tons milled. Total historical development in drifting, crosscutting and raising is estimated to be over 19,000 feet. Total historical diamond drilling focused on the Peninsula area is estimated to be 148,000 feet from surface and 117,500 feet from underground. An estimated 180,000 feet of core is stored on the property.

2001 to 2002	DGC foreclosed on the Licenses of Occupation and Mining Lease and was awarded title to Lake covered portion of the McFinley Property in 2001. DGC and its subsidiary were subsequently awarded title to the Patented Claims of the Property in 2002.

2002 to 2004	Rubicon Minerals option the property during 2002 and undertake high-resolution airborne magnetometer, seismic and ground magnetometer geophysical surveys, trenching, and four phases of surface diamond drilling of 1909.1m (6263.5 feet), 9,704.4m (32,708.5 feet), 3,058.0 m (10,032.1 feet), and 7,342.5 m (24,089.7 feet) - excluding summer 2004 drilling.

Table 7.2.1 Exploration History of McFinley Property

7.3 Expenditure History of the McFinley Property

Estimates of early expenditures on the property have not been determined. Expenditures on the property during 1982 to 1989 totaled approximately $18,675,150. The bulks of these expenditures were focused on the area of McFinley peninsula and are itemized in Table 7.3.1.

C$
Mining Equipment & Camp at cost	1,518,000
Bulk Sample Plant	3,372,450
Road Construction	300,000
Tailing Disposal Area	250,000
Power line Preparation	76,000
Effective Exploration and Development Costs	13,158,700
Total	18,675,150

Table 7.3.1: Expenditures 1982 - 1989, McFinley Red Lake Mines Ltd. (Hogg, Oct 2002)

7.4 Resource History of the McFinley Property

All resource estimates refer to the shaft area on McFinley Peninsula where underground exploration and development and extensive sampling were carried out. The most reliable mineral resource estimate was completed by the McFinley staff in 1986 and has been reported and discussed in Hogg (May 2002) and Hogg (October 2002). The 1986 resource estimate was developed using underground sampling results augmented with closely spaced drill hole data where openings for sampling were not available. Standard methods of resource block development were employed to a depth of 400 feet, and an in-place grade calculated on the basis of sampling information. The location of mineralized zones is shown in Figure 7.4.1. The 1986 resource estimate is presented in Table 7.4.1.

Location	Zone	Tons	Grade (oz. Au/ton)
North Shaft Area	FWC-3	3,875	0.50
"	C Zone	10,520	0.87
South Shaft Area	FWC-1 & 2	30,600	0.24
"	C-2	128,700	0.11
"	C-3	36,562	0.19
"	WL Zone	10,500	0.49
"	403 Zone	5,000	0.80
"	BX Zone	2,000	0.84
"	D Zone	106,250	0.15
Total Estimated
Undiluted		334,007	0.20
Resource

Table 7.4.1 Inferred Resources, McFinley Peninsula (Hogg. Oct 2002)

Under the standards of reserve and reserve definition set forth by National Instrument 43-101 it is Hogg's opinion that this may be classed as an Inferred Mineral Resource (Hogg, Oct 2002). Considering the large amount of sampling and assay data involved in its development, the Resource may appear to warrant a higher classification, however the erratic nature of the gold mineralization in the various mineralized zones exposed in the underground workings clearly indicates a strong "nugget effect" on sampling and assaying results. The planned program of bulk sampling designed and implemented in order to better assess the economic viability of the mineralized system by McFinley Red Lake Mines, remains incomplete. The degree of confidence in indicated assay values does not allow consideration of the resource on an economic basis.

Diamond drilling below 400 feet in 1986 led to encouraging results at depth across the Peninsula. On the basis of results from these holes, the resource estimate at McFinley, as estimated by the McFinley staff in 1986, was increased to 890,000 tons at an in-situ grade of 0.19 oz.Au/ton. Continued drilling in 1987 - 1988 ultimately tested the mineralized system to a depth of about 1,700 feet below surface in the shaft area. Deeper holes of these programs were widely spaced and the zonal dimensions and continuity below the 400-level were not established to the degree necessary to be considered in a resource category to meet the standards set forth in NI 43-101. The deeper area should be considered an area of geological and exploration interest.

Lakefield Research performed metallurgical test work during the mid-1980's. Bulk sampling operations were carried out during 1985 to 1989 by McFinley Red Lake Mines at their facilities developed on the Property. Operations of McFinley Red Lake Mines were guided by a reputable and experienced consulting engineer, C. Lendrum, P.Eng. Rubicon continues to recover historical information with respect to this work and no additional metallurgical test work has been undertaken.

7.5 Rubicon Exploration History of the McFinley Property

Following acquisition in 2002, Rubicon Minerals Corporation has undertaken aggressive exploration on the McFinley Property. Exploration during the period 2002-2004 (to Mar 31st 2004) has included 59,580 square feet of trenching and stripping, 22,014 meters of surface diamond drilling, airborne geophysics, ground magnetometer and seismic surveys, and much re-evaluation of previous information. Selected holes from the over 60,000m of previously drilled core have also been relogged. Rubicon has built a new core shack and storage area at the site and has refurbished some of the infrastructure as required for the ongoing property exploration programs. A summary of Rubicon's exploration history and highlights is provided below, a more detailed description of this early exploration work can be found in previous 43101 Technical Reports prepared by I.R. Cunningham-Dunlop (2004), and D.M. Rigg and G. Hogg (2003).

7.5.1 2002 Exploration

7.5.1.1 Introduction

Rubicon commenced a large relogging and resampling program in the spring/summer of 2002, concurrent with major compilation and digitization of all existing data on the property. The compilation effort was somewhat hampered by a fire in the historic exploration office at the mine site in 2001, which destroyed a considerable amount of original data. Over 60,000 m of the original surface and underground drill core from the McFinley Red Lake Mines' era of exploration and development existed in crossed piles on the property, and early work by Rubicon involved cataloging and re-boxing a significant volume of this core.

Complimenting the relogging and resampling program, Rubicon commissioned detailed ground and helicopter borne magnetic surveys, grid and shoreline geological mapping, excavation and mapping/sampling of several large trenches, as well as seismic surveys over East Bay to determine lake-bottom and bedrock topography. Within a short period of time Rubicon developed a solid geological model for the property, with a thorough understanding of stratigraphy, structure, and mineralization. Individuals such as John J. Watkins (Qualified Person for 2002 exploration programs), Jack Der Weduwen, Ian Russell (Project Manager), and Larry Poznikoff are acknowledged for their contribution to this early work, which helped establish the foundation for future exploration on the property.

7.5.1.2 Phase 1 Drilling - Fall 2002

A Phase 1, fourteen hole (MF-02-01 to MF-02-14) drill program totalling 1,909 meter (6,263.5 feet) was carried out in the immediate area of the Peninsula from November to December 2002. Eight holes were drilled in the North Mine area, in the vicinity of 10500N, to test extensions of shallow gold mineralized zones intersected in historical drilling, with a specific focus on the 'C' Zone target area (Figure 7.5.1.1). All holes but one intersected gold mineralization (i.e. > 3 g/t Au), with highlight assays of 46.69 g/t Au over 0.65 m and 728.9 g/t Au over 0.35 m in hole MF-02-05. Although results were encouraging, and included the identification of a new silica-arsenopyrite replacement zone, no specific mineralized interval from the North Mine area received any follow-up drilling. The other six holes were drilled in the South Central Mine area (MAC-2 Target), to test the extension of gold mineralized zones within the 'D' Vein. All of the holes were drilled on section 9300N at approximately the same easting (10,000E), with four holes testing the 'D' vein at shallow depths (<100 m), and two holes drilled further to the west, designed to test the hanging wall stratigraphy of the Central Basalt sequence and deeper extensions of gold mineralized zones within the 'D' Vein. All intersections of the 'D' Vein were mineralized, with a high of 11.78 g/t Au over 0.6 m in hole MF-02-02. Widths and gold grades of the 'D' Vein were typical of those reported from historic drilling on the property. Gold mineralization was also encountered in other environments, including the footwall and hanging wall cherts. Highlight intersections from these other environments include 63.49 g/t Au over 0.6 m and 8.33 g/t Au over 1.2 m.

7.5.2 2003 Exploration

7.5.2.1 Introduction

2003 exploration at McFinley was drill focused, and included two drill programs (Phase 2 and Phase 3). Phase 2 consisted of 9,704 meters (32,709 feet) of winter drilling including 24 holes to test property-wide targets from the ice of Red Lake and a further 6 holes on the Peninsula. (Jan to Mar 2003). Phase 3 consisted of 3,058 meters (10,033 feet) in 10 holes for follow-up drilling on McFinley Peninsula (July to Sept 2004). In addition to drilling, a total of 76 historic surface and underground drill holes were relogged during 2003 in an effort to refine geological understanding of key areas of the property.

7.5.2.2 Phase 2 Drilling - Winter 2003

Phase 2 drilling (MF-03-15 to MF-03-44) was weighted toward testing conceptual targets, most of which lie beneath East Bay, in areas that had received little if any historic exploration. The philosophy of the program was to look outside of the immediate Peninsula area and test for gold mineralization associated with the East Bay Serpentinite, with preference given to environments perceived to exhibit a likeness to those hosting ore zones at the producing Red Lake area mines. A lesser number of holes were dedicated to high-grade gold targets on the Peninsula that were not part of the classic 'D' Vein/Chert environment. Targets tested during the program include the MAC-1, MAC-2, MAC-3, MAC-4, MAC-5 and North Mine areas, with other unnamed regional target areas tested with isolated holes (Figure 7.5.1.1).

MAC-1 Target Area

Of the 30 holes (9704 m) drilled during the Winter 2004 program, 10 holes (2756 m) targeted the MAC-1 Target Area. Holes were designed to test Mine Sequence stratigraphy and ultramafic contacts in an area between the north end of McFinley Peninsula and the south end of McFinley Island, where prominent northwest trending fault structures are interpreted from airborne magnetic data. Drilling in the MAC-1 target area confirmed the presence of widespread gold mineralization, including wide-spaced intercepts over a 1200 foot (365 m) strike length. Gold intercepts from six holes (MF-03-16, 30A, 34, 36, 39, 41) define a moderately southwest dipping structural plane, and range from 0.16 oz/ton over 1.64 feet to 1.93 oz/ton over 0.98 feet. This gold mineralization lies within a chlorite-altered quartz-carbonate vein, MAC-1 Vein, associated with a thin sheared ultramafic unit and a bleached fault zone (MAC-1 Fault). Several other high-grade gold intercepts occur in the MAC-1 holes outside the structural plane described above, including 1.34 oz/ton Au over 3.28 feet, 0.71 oz/ton Au over 1.48 feet and 0.51 oz/ton Au over 1.64 feet in MF-03-16 and 0.97 oz/ton Au over 0.98 feet in hole MF-03-19.

MAC-2 Target Area

Four holes, totalling 1427 m, were drilled in the MAC-2 Target Area. Holes were initially designed to test the 'down-plunge' extension of historical gold intercepts and the upper contact of the East Bay Serpentinite, and were later redesigned to follow-up on a new zone of encouraging mineralization intersected in hole MF-03-21, which included up to 29 specks of visible gold and assayed 0.60 oz/ton over 2.92 feet, including 0.97 oz/ton over 1.25 feet. The mineralization occurs in intensely silicified and biotite altered rocks associated with late 'wormy' quartz veins. The two follow-up holes on this zone, one along strike the other up-dip, failed to intersect comparable mineralization.

MAC-3 Target Area

Four holes, totalling 1319 m, were drilled in the MAC-3 Target Area. The MAC-3 area lies near the eastern margin of the East Bay Serpentinite (EBS), immediately east of the McFinley mine site. Drilling targeted a prominent magnetic low within the EBS, and resulted in the discovery of a new zone dubbed the 'Love Bird Zone' (LBZ) associated with altered complexly folded felsic intrusives and basaltic flows within the EBS. The mineralization is characterized by silicification-Po-Au and native gold in veins, both within and along the margins of felsic and basaltic bodies. Results include high values up to 1.92 oz/ton Au over 2.20 feet, and 0.52 oz/ton Au over 2.03 feet plus numerous lower grade intercepts.

MAC-4 Target Area

Three holes, totalling 539 m, were drilled in the MAC-4 Target Area (one hole of which was abandoned at 43 m due to technical difficulties). Holes drilled to test for a northerly strike-continuation of the McFinley Island Sequence (MIS) where the MIS is cut by an interpreted northwest trending shear structure. The holes confirm the extension of interbedded iron formations and basalts of the MIS, and clearly indicate the presence of a northwest trending structure. Holes yielded several anomalous gold values with a high of  0.50 oz/ton over 1.80 feet.

MAC-5 Target Area

One hole, totalling 272 m, was drilled in the MAC-5 Target Area. The hole was drilled to intersect the down dip projection of a series of historical gold intercepts within a package of interbedded sulphidized iron formations and basalts of the McFinley Island Sequence. Historical drilling in the area documented five iron formations, whereas this hole documents only three, very thin and dispersed iron formations. A firm geological explanation for the inconsistency has yet to be formulated, although faulting is suspected. Significant gold intersections from this hole include 0.36 oz/ton over 2.62 feet, and 0.25 oz/ton over 3.28 feet.

North Mine Target Area

Two holes, totalling 396 m, were drilled in the North Mine Target Area (one hole of which was abandoned at a depth of 52.9 m due to technical difficulties). Holes were designed to test the northerly and depth extension of the 'C' Shear, observed in historical holes. The 'C' Shear was intersected within the EBS, but lacked any significant gold mineralization.

Regional Targets

Nine drill holes, totalling 2672 m, were drilled on a variety of regional targets, with most testing the EBS beneath East Bay. Although providing key geological information, many holes remained entirely within ultramafic rock units and none of the nine holes intersected mineralization of any real significance.

7.5.2.3 Phase 3 Drilling - Summer 2003

As a follow-up to the 2003 Winter Drill Program, a drill program was carried out between July 25 and September 1, 2003 in the McFinley Peninsula area. A total of 10 holes were drilled totaling 3,058.00 metres and included drill holes MF03-45 to MF03-54 (Figure 7.5.2.1). The main focus of the program was the MAC-1 area under the waters of East Bay which was targeted from the northern tip of the McFinley Peninsula. In addition to this, were several historic intercepts from the MAC-2 and North Mine areas which warranted follow-up.

MAC-1 Target Area

Given the success of the 2003 Winter Drill program, a series of holes was proposed to follow-up on a gold-bearing structural zone (Mac 1 Fault Zone) and associated vein-hosted gold mineralization outlined in the channel between McFinley Peninsula and McFinley Island. In particular, the holes were planned to pursue the strike and down dip extent of the significant gold mineralization intersected by drill holes MF-03-30A, MF-03-34 and MF-03-36 on Tracks Section 9N. This gold mineralization lies within a chlorite-altered quartz-carbonate vein, MAC-1 Vein, associated with a thin sheared ultramafic unit and a bleached fault zone.

The four holes (MF-03-45, 46, 47 and 50; totaling 1103 metes) that tested MAC-1 during the 2003 Summer Program were unsuccessful in extending the down-dip or strike extension of the MAC-1 Vein. The MAC-1 Fault still remains a viable exploration target based on its NNW trend and the degree of associated biotization and veining. Efforts should be made to follow this structure to the south and evaluate the intersection of this fault with the main mafic/ultramafic contact and also more competent units within the East Bay Serpentinite itself.

MAC-2 Target Area

Five holes (MF-03-48, 49, 52, 53 and 54), totaling 1782 metres, were drilled in the MAC-2 area to follow-up on geologically interesting high-grade intercepts from two 1940's holes (0.6 oz/ton over 1.5 feet in hole

M-71 and 3.56 oz/ton over 4.9 feet in hole M-90) and one underground hole (1.77 oz/ton over 15.0 feet from near the ultramafic contact in U-798) drilled in 1988 by McFinley Red Lake Mines, immediately prior to falling into bankruptcy. The 2003 drill holes were unsuccessful at reproducing the historically reported gold grades, but did identify quartz-carbonate-sulphide, and silica-arsenopyrite zones that may be correlative with the mineralized zones in holes M-71 and M-90. The two holes that tested the area of high-grade mineralization in U-798 exhibited little of interest at the ultramafic contact where the mineralization is reported to occur.

Holes testing the MAC-2 area intersected several significant zones of mineralization that were not the primary targets. These include 'D' Vein intersections of up to 9.51 g/t over 1.65m, in hole MF-03-4, and iron formation intersections of up to 9.55 g/t over 1.25m in hole MF-03-48 and 8.55 g/t over 1.55m in hole MF-03-49. A D2 type biotite-sulphide shear structure in hole MF-03-52 yielded up to 11.10 g/t over 0.50m.

North Mine Target Area

One hole, MF03-51, totaling 169 metres was drilled to test this target. The hole was designed to intersect the MAC-1 fault zone and adjacent C-Zone, in attempts to examine the style and orientation of mineralization within the C-Zone. The hole intersected the MAC-1 fault directly above the C-Zone horizon, but the only significant assay results (7.99 Au g/t/ Au over 0.95 metres) came from iron formation higher up in the hole.

7.5.2.4 Summary

The 2003 Winter Drill Program identified several new high-grade gold occurrences in widely separated areas with little or no previous exploration, confirming that the area previously explored on the property, confined to McFinley Peninsula, is a small part of a much larger mineral system that spans the property. The most promising of these new gold occurrences, the MAC-1 target area, included multiple >0.5 oz/ton intercepts associated with a moderately southwest dipping fault structure.

The results for the 2003 Summer Drill Program were somewhat disappointing given the lack of success in extending the down-dip or strike extension of the MAC-1 Vein or replicating some of the historic values in the MAC-2 and North Mine areas. The MAC-1 Fault still remains a viable exploration target based on its NNW trend and the degree of associated biotization and veining. Efforts should be made to follow this structure to the south and evaluate the intersection of this fault with the main mafic/ultramafic contact and also more competent units within the East Bay Serpentinite itself. As for the reported high grade intercepts in the historic drilling, it is unlikely, given the nuggety nature of the gold and the lack of accurate survey control, that these intersections will be replicated with individual follow-up holes. More thought should be given to following up these zones with systematically spaced drill holes along a specific structure if supported by strong alteration, veining or pathfinder geochemistry.

Figure 7.5.2.1

7.5.3     2004 Exploration (January to March)

7.5.3.1 Introduction

The 2004 Winter Drilling Program marked the fourth phase of drilling on the McFinley Project since acquisition by Rubicon in 2002. The primary targets areas for the program were the intersection of the property-scale, north to north-northwest-trending D2 faults with the more competent felsic and basaltic bodies within the East Bay Serpentinite/East Bay Deformation Zone (MAC-3 and MAC-3 South Areas). Of secondary importance, was the intersection of these faults with the main McFinley and McFinley Island sediment-basalt sequences to the west (MAC-1, MAC-5, and MAC-4). Magnetic lows were strongly considered in the selection of the drill targets and were considered indicative of enclaves of basaltic or felsic material within the ultramafics, fault structures or possibly sulphidized zones within the iron formations. Some of the drill holes were follow-ups to encouraging results from the 2003 winter program (MAC-3/LBZ & MAC-1 Vein) while others were venturing into relatively unexplored ground at the northern end of the property and along the eastern margin of McFinley Island

A total of 37 holes were completed totaling 7,638 metres (Figures 7.5.3.2, 7.5.3.3, and 7.5.3.4). The main target areas were the MAC-1 Fault/MAC-1 Vein, the MAC-3/LBZ area, and the MAC-4 area (with the newly discovered Phoenix Zone).

Figure 7.5.3.2

Figure 7.5.3.3

Figure 7.5.3.4

7.5.3.2 Phase 4 Drilling - Winter Program

MAC-1 Target Area

In the MAC-1 area, drilling in 2003 outlined a visible gold bearing quartz-carbonate vein system immediately adjacent to the MAC-1 fault zone. However after much persistent drilling, the high-grade intersections appeared confined to three closely spaced drill holes on Tracks Section 9N. As a follow-up in 2004, one drill hole - MF-04-55 totaling 112.47 metres, was completed 20m grid north of Tracks Section 9N to test for the strike extension of the MAC-1 Fault/MAC-1 quartz-carbonate vein system. The hole intersected the MAC-1 Fault Zone where anticipated and then passed through the MAC-1 Vein from 78.0-79.4m; however results were disappointing with the vein yielding only 1.6 g/t Au over 1.20 metres.

MAC-3 Target Area

The MAC-3 area lies near the eastern margin of the East Bay Serpentinite (EBS), immediately east of the McFinley mine site. Drilling in the winter of 2003 resulted in the discovery of a new zone dubbed the 'Love Bird Zone' (LBZ) associated with altered complexly folded felsic intrusives and basaltic flows within the EBS. The mineralization is characterized by silicification-Po-Au and native gold in veins, both within and along the margins of felsic and basaltic bodies. High values range up to 36 g/t Au over 1.3m.

Five holes (MF04-56, 58, 59, 64, 65) totaling 1,765 metres were completed in the LBZ area with the hopes of expanding on the mineralization identified in 2003. Four of these holes were centered on Sections 11N and 13N as 50-metre step-outs up and down-dip from the most promising 2003 holes. A fifth hole, MF04-56, was drilled from the eastern shore of the McFinley Peninsula as a test of the stratigraphy between peninsula and the LBZ and in particular, the intersection of MAC-1 Fault and a prominent magnetic low below the middle of East Bay.

The results from the five holes in the MAC-3 Area were disappointing and all failed to replicate any of the results encountered during the 2003 winter campaign. Though felsic and mafic units within the East Bay Serpentinite still remain attractive exploration targets, the identification of an obvious trap set is still proving elusive. More work is needed on the interpretation and 3-D modeling of the 2003-2004 results as it will be important to determine the attitude of the felsic and mafic diking in the area, something that is not readily obvious when examining the 2-D cross-section. The deep untested eastern contact of the East Bay Serpentinite may represent a more attractive target and should be considered for deep drilling in the winter of 2005

MAC-4 Target Area

The MAC-4 area lies at the northern end of the property and spans the distance between the northern tip of McFinley Island and the northern clam boundary. A fence of two holes, MF-03-37 & 40, were drilled during 2003 in the channel between McFinley Island and 'Small Island' and encountered several major structures, scattered iron formations and anomalous gold values over narrow widths with highs up to 10 g/t. Widespread D2-shear related mineralization was also observed. A re-interpretation of the airborne magnetics in December 2003 suggested a 'MAC-1 type' fault through the area, trending approximately north along the north-eastern shore of McFinley Island and through the channel separating McFinley Island from Small Island. The break in the magnetic trend of the McFinley Island Sequence and the narrowing of the FW basalt in this area also supported the interpretation of this new fault dubbed 'MAC-4'.

A total of seven drill holes (MF04-57, 57B, 71, 72, 75, 77, 80) totaling 1,676 metres were drilled to test the northern MAC-4 Fault area. Three holes, MF04-57, 57B, 80, tested the interpreted MAC-4 Fault Zone as it crossed the McFinley Island sequence near the northern claim boundary. The remaining four holes, MF04-71, 72, 75, 77, tested the region between McFinley Island and Small Island, located to the north.

Holes cored a mixed sequence of massive to pillowed basalts with local IF, rare basaltic komattite and late stage cross-cutting QP and diorite dikes. Scattered narrow zones of shearing and weak to moderate biotization with metre-scale ankerite and qtz-ankerite-chlorite veins were present in all holes. Results were generally low, except for a distinctive siliceous zone, with 3-5% fine pyrite, in hole MF-04-57, which returned 67.6 Au g/t and 100 Ag g/t over 0.55m. This zone is situated approximately 10 metres above the main ultramafic contact and is within a broader, sheared biotite alteration zone.

Though the assay results were generally low (with the one obvious exception), the degree of alteration and veining throughout all the holes was impressive and more work is warranted in the area. Further drilling in this area should be directed towards the western margin of the East Bay Serpentinite for possible northern strike extensions of the Phoenix Zone (see description below).

Phoenix Zone

Using the plan projection of MAC-4 Fault Structure interpreted from the airborne magnetics, an area just northeast of McFinley Island was selected for drilling. The area marked the intersection of the NNW trending MAC-4 Fault and a postulated 340 degree striking fault near the western margin of the East Bay Serpentinite. The area was also underlain by a magnetic low and a possible roll in the ultramafic contact.

Initial drilling of the area resulted in the discovery of a shallow biotite-aspy-gold-bearing zone near the mafic/ultramafic contact in the second hole, MF-04-61. A revision of the drill plan and the allocation of additional funds resulted in the completion of 24 holes (MF-04-60 to 63, 66 to 70, 73, 74, 76 to 79, 81 to 89) totaling 4085 metres in the target area. The majority (22 holes) tested the main Phoenix Zone Target while two holes, MF-04-63 and 69, were drilled from the eastern shore of McFinley Island to test the southern extension of the fault.

Results were very encouraging with 14 of the main 22 holes intersecting grades of at least 5.0 g/t Au over 0.5m and 9 of those returning at least 10 g/t Au over 1.0m. One main lens, PZ-1, includes intercepts of 15.0 g/t Au over 2.8m in MF-04-61, 15.5 g/t Au over 4.8m in MF-04-62, 8.8 g/t Au over 0.5m in MF-04-68, 11.8 g/t Au over 1.0m in MF-04-73, 8.9 g/t Au over 3.3m in MF-04-74, 10.4 g/t Au over 1.0m in MF-04-76, 6.7 g/t Au over 1.2m in MF-04-82, 6.4 g/t Au over 1.3m in MF-04-87, and 11.1 g/t Au over 2.3m in MF04-89. Significant intercepts from other lenses and structures within the greater Phoenix Zone area include 6.6 g/t Au over 2.0m in MF04-82, 14.0 Au g/t Au over 2.1m in MF04-89, and 13.7 g/t Au over 0.6m and 100.0 g/t Au over 0.4m in MF04-79. True widths for the above drill intersections are generally 70% to 100% of reported widths.

Within the zone, strongly biotite altered basalt displays a dense network of narrow white, foliation-parallel quartz-carbonate veins, followed by late quartz-carbonate-ankerite-chlorite-amphibole breccia veins that are flooded with grey replacement quartz, and occasional late cross-cutting white to smokey grey quartz veins (often bearing visible gold). Mineralization consists of 3-5% aspy as fine acicular needles and coarser foliation parallel stringers/masses throughout the biotized host rock, accompanied by 3-5% po (locally 10%) and trace amounts of gal/sph/cpy.

The overall thickness of the deformed biotized basalt halo varies up to 40 metres and can be highly anomalous in gold, while the narrower aspy-rich veined zone is confined to 2-10 metres. Within this, individual veins attain a thickness of 0.5 to 2.5 metres. The late gold bearing quartz veins often display fine pinheads of gold with occasional smears and clots to 3 mm across. This is accompanied locally by fracture-controlled aspy/gal/sph/cpy. The visible gold appears to be related to the portions of the vein with the strongest quartz flooding/replacement and has not been observed within the enclosing basalt to date.

The mineralization forms foliation parallel lenses, which by the end of the 2004 Winter Drill Program had a drill indicated strike length of 150 metres and a dip length of 50 metres. These lenses dip moderately to the west at 30-60 degrees and plunge gently to the southwest. The plunge direction appears to have the greatest continuity as is the case with other deposits in the Red Lake Gold Camp.

7.5.3.3 Summary

A very successful 2004 Winter Drill Program resulted in the discovery of a near surface zone of high-grade gold mineralization at the northern tip of McFinley Island - the Phoenix Zone. With mineralization remaining open along strike to the north and south and down-plunge to the southwest, an aggressive follow-up, Island based drill program was scheduled for the summer months, after the lake cleared of ice. Details of the 2004 Summer Diamond Drill Program can be found in Section 10, below.

8.0 Geological Setting

8.1 Regional Geology

The McFinley Property is underlain by rocks of the Archean Red Lake greenstone belt, part of the Uchi Subprovince, Superior Province, Canadian Shield. Many previous workers including Horwood (1945), Pirie (1981), Andrews and Wallace (1983), Hugon et.al. (1986) and Sanborne-Barrie et.al. (2001) have described the geology of the area. The summary below is summarized from the Technical Report on the Red Lake Joint Venture Property of Rubicon Minerals (Green, 2002) and updated with respect to the McFinley property.

The Red Lake greenstone belt (RLGB) is an accumulation of Archean-age metavolcanic, meta-sedimentary and intrusive rocks that record a volcanic history that spans 300 Ma, and is represented by seven volcano-sedimentary assemblages (Figure 8.1.1., Sanborn-Barrie et al., 2001). The McFinley property lies in the lowermost Balmer assemblage. The Balmer assemblage consists of tholeiitic and komatiitic flows and ultramafic intrusive rocks intercalated with 2.98 - 2.96 billion year old (Ga) felsic volcanic, clastic, and chemical sedimentary rocks. It is host to largest of the Red Lake District current and past-producing gold mines. Six successive, younger stratigraphic assemblages have been documented:

  The Ball assemblage (2.94 - 2.92 Ga) consisting of crustally contaminated komatiite, tholeiitic basalt, calc-alkaline felsic volcanic rocks, and stromatolitic carbonate.
  The Slate Bay assemblage (less than 2.91 Ga.), composed of quartz-rich wacke and conglomerate.
  The Bruce Channel assemblage (2.89 Ga.), composed of intermediate pyroclastic volcanic and sedimentary rocks.
  The newly recognized, ca. 2.85 Ga Trout Bay assemblage (Sanborn-Barrie et al., 2001) consisting of basalt overlain by clastic rocks, intermediate tuff and chert-magnetite iron-formation.
  The Huston assemblage (<2.89 Ga. and >2.74 Ga.) consisting of a regionally extensive unit of polymictic conglomerate, locally associated with wacke and argillite, that marks an angular unconformity between Mesoarchean and Neoarchean strata.
  The uppermost stratigraphic package, the Confederation assemblage (2.75 - 2.73 Ga.), consisting of calk-alkaline and tholeiitic felsic, intermediate, and mafic volcanic rocks, which locally exhibit volcanogenic-massive-sulphide-style alteration and mineralization.

Felsic plutons that are synvolcanic with Confederation volcanic rocks intrude all the major assemblages. The weakly to moderately foliated Dome stock (2.72 Ga.), which occupies the core of RLGB, provides a minimum age for timing of the last penetrative deformation event (Corfu and Andrews, 1987; Sanborn-Barrie et al., 2000). The Felsic Intrusion on the Abino property to the south of McFinley also records a date of 2.72 Ga. Post-tectonic batholiths were intruded along the margins of the RLGB ca 2.70 Ga.

Regional metamorphism varies from greenschist grade in the core of the RLGB to amphibolite grade near batholith margins. Polyphase deformation of the RLGB involved an early non-penetrative deformation (D0), which uplifted pre-Confederation and Huston age rocks, and at least two episodes of post-Confederation deformation (D1 and D2), reflected in folds and fabrics of low to moderate finite strain (Sanborn-Barrie et al., 2000). Overall, strain in the RLGB is low, but local high strain zones do occur, typically in areas of strong alteration with locally associated gold mineralization. Previous workers identified five major shear or deformation zones within which major gold deposits of the camp occur (Figure 8.1.2). Recent work (Sanborn-Barrie et al., 2000) has questioned the validity and usefulness of the deformation zone concept in the camp.

The "East Bay Trend" can be traced to the southwest to the Cochenour Willans mine area where it meets the north-northwest trending ''Mine Trend" of the GoldCorp-Campbell-Cochenour Mines. The East Bay Deformation Zone (EBDZ) constitutes a continuous and highly disturbed "break" or ''structural domain''. Very significant changes occur in structural fabrics across the EBDZ (Figure 8.1.3) while within the EBDZ fabrics are dominantly NNE trending representative of fabric development during both D1 and D2. The EBDZ trend may have also influenced early basin development (D0) in the RLGB.

Figure 8.1.1 Geology of the Red Lake greenstone belt, showing critical age determinations of volcanic and plutonic rocks (M. Sanborn-Barrie and T. Skulski, GSC, western Superior NATMAP program 1997- 2002).

Figure 8.1.2 Gold producers in the Red Lake gold camp, with areas of highly altered rocks and deformation zones denoted (from Andrew et al., 1986). Note that Goldcorp's Red Lake mine was formerly the A.W. White mine indicated on this map.

Figure 8.1.3: D1 and D2 Regional Fabrics
(M. Sanborn-Barrie and T. Skulski, GSC, western Superior NATMAP program 1997- 2002).

8.2 Property Geology

8.2.1 Introduction

The McFinley Gold Property lies along a NNE-trending belt of highly disturbed intermixed metasediments, basaltic volcanics and ultramafic rocks of the Balmer assemblage (Figures 8.2.1 and 8.2.2). Details of stratigraphy within this 'East Bay Trend' are given below.

8.2.2 Stratigraphy

8.2.2.1 McFinley Peninsula Area

The stratigraphy through the area of the McFinley Peninsula consists of several defined stratigraphic units shown in Table 8.2.1 below (as set out in Rigg & Hogg 2003). The McFinley Sequence (MS) and the Footwall Basalt Sequence (FBS) represent the two sub-belts of the peninsula area of Hogg (Oct 2002) and are approximately 200 and 200 to 400 feet thick, respectively. Stratigraphy on the Peninsula area strikes approx. N 45º E and dips 50º to 70º NW and faces towards the northwest.

The MS has been the major focus of prior underground exploration and development on McFinley Peninsula and hosts at least five distinct horizons of chert-magnetite (silica-oxide facies) banded iron formation (BIF), termed C1 to C5, from footwall to hanging wall, in the MS (Figure 7.4). The Hanging-Wall BIF, to the west, and the Footwall BIF ('C1- Chert' ) to the east, define the limits of the MS.

The MS is underlain by the more massive and extensive Footwall Basalt Sequence (FBS) which extends eastward to the talc-carbonate altered ultramafic rocks of the East Bay Serpentinite (EBS). The EBS-FWB contact dips shallowly 45 to 55 to the NW. This contact is transgressive to the trend of the FWB and lies in very close proximity to the MS along the northern part of the McFinley Peninsula.

The MS is overlain to the west by three distinctive sequences of metavolcanics and metasediments, the Komatiite Sequence (KS), the Central Basalt Sequence (CBS) and the West Peninsula Sequence (WPS). The McFinley Sequence is a locus for several Diorite, Feldspar Porphyry (FP) and Quart-Feldspar Porphyry (QFP) dykes which trend subparallel to the overall trend of the Sequence. The MS is interpreted to be a strain corridor through the area and is a focus for auriferous mineralization.

West Peninsula Sequence	-	Pillowed to Massive Basalts with BIF, graphitic BIF and Chert, banded silty to
(WPS)		arenaceous sediment/ episediments and significant (syngentic?) py/po.

Central Basalt Sequence	-	Pillowed and massive tholeiitic basalts with flow top breccia
(CBS)	-	occasional BIF and (graphitic) argillite

Komatiite Sequence	-	Massive, minifex and columnar jointed Basaltic Komatiite
(KS)	-	Bounded by 'HW BIF' to the east and by 'Main BIF' to the west.
	-	BIF possible in central part of Sequence

McFinley Sequence	-	Bounded to the west by 'HW BIF' and to the east by the FW BIF.
(MS)	-	At least 5 horizons of silica/oxide (/carb.) facies BIF within pillowed and amygdaloidal basalt.

Footwall Basalt Sequence	-	Pillowed to massive, amygdaloidal basalts
(FBS)

East Bay Serpentinite	-	Extrusive and intrusive Ultramafic and Basaltic rocks.
(EBS)

Table 8.2.1 Summary of Stratigraphy, McFinley Property

Figure 8.2.1 General Geology, McFinley Property.

Figure 8.2.2 Cross-section A-B through the McFinley Peninsula in the area of the underground workings north of the shaft

8.2.2.2 McFinley Island Area

McFinley Island is largely underlain by a thick, 800-foot wide, sequence of pillowed to massive amygdaloidal basalts. These lie to the west of the East Bay Serpentinite, which lies outboard of the Island under the waters of East Bay. The McFinley Island Sequence (MIS) occurs along the western side of the island and consists of a distinctive sequence of up to five BIF units lying within pillowed and amygdaloidal basalts. The MIS is intruded by several Diorite and QFP dykes. Stratigraphy of the MIS strikes approx. N40º E and dips 50º to 65º NW. Pillowed mafic volcanic and ultramafic rocks lie stratigraphically above the MIS to the west.

There are very strong similarities between stratigraphy across McFinley Island and the stratigraphy of McFinley Peninsula. Regionally, BIF's are also known to outcrop on the Abino and MacMarmac properties along the trend of the EBDZ to the south and in several areas in prior work by other workers to the north. It is unclear if these units are intermittent within the stratigraphy in the area, or structurally attenuated due to the EBDZ.

8.2.2.3 East Bay and the East Bay Serpentinite (EBS)

The ultramafic rocks of the East Bay Sequence (EBS) form a magnetically distinctive belt from 1,500 to 2,000 feet in width along the length of the property. The EBS strikes in a NNE direction and dips 45 to 70 degrees to the NW. Water-covered and known previously only on the basis of a few drill holes and geophysical data, it consists of ultramafic horizons separated by a dominantly volcanic belt which contains variable amounts of felsic- and granodioritic- intrusive rocks. Ultramafic rocks are variably altered (carbonate, talc, serpentine, fuchsite) and locally strongly sheared and deformed. Original spinifex and flow top breccia textures are often preserved and there is convincing evidence that extrusive as well as intrusive ultramafic rocks are present. The EBDZ is wider than the EBS and contains many discrete, trend-parallel faults and shear zones.

8.2.3 Structure

At least three stages of deformation have been recognized and have been termed: D1, D2 and D3. D1 and D2 are associated with penetrative cleavages (S1 and S2) whereas D3 is associated with late brittle faulting, best characterized by the Shaft Fault and associated faulting in the McFinley Shaft area (Rigg and Hogg, 2003; Hogg, Oct 2002).

8.2.3.1 D1 Deformation

D1 deformation is dominated by a moderate to strong foliation trending subparallel bedding (S0). S1 foliation is defined by chlorite and biotite within the pillowed to amygdaloidal basalts as a penetrative to spaced cleavage. Ankerite-quartz veining is relatively widespread and forms a common background network of transposed veins.

8.2.3.2 D2 Deformation

D2 Deformation is dominated by shearing along the EBDZ. Discrete shears are most visibly represented as discrete Qtz-Aspy-Sphalerite-Galena breccia veins in mafic volcanic rocks and cutting BIF, or, as faults within the Ultramafic rocks of the EBS. On McFinley Peninsula, the main D Vein and its' lateral extension to the north of the Shaft fault (termed: B Vein) (Figure 8.2.2; D Zone of Figure 7.4) demonstrate excellent lateral and vertical continuity. D2 shears trend to the NE at a low angle to stratigraphy (10 to 15 degrees) and dip more steeply than stratigraphy. The movement along D2 shears is dominantly reverse/sinistral in sense.

A well developed S2-shear fabric commonly overprints the S1 cleavage and generates anastamosing cleavage domains. S2 trends to the NE, subparallel to S1, but dips sub-vertically to very steeply to the west, more steeply than the D Zone-type shear/breccia veins. The fabric is axial planar to several apparent 'roll' structures in the Peninsula area and Qtz-Aspy veining (C Zone) is locally developed along this fabric.

8.2.3.3 D3 Deformation

A conjugate set of late brittle faults transect the property. These are commonly developed as relatively inconsequential minor faults, seams and fractures. Intense D3 fault corridors are developed however with some corridors up to 200 feet wide, best typified by the E-W trending 'Shaft Fault'.

8.2.4 Alteration

Hydrothermal alteration consists of Fe-carbonate, potassium addition, silicification, magnetite destruction and talc. Fe-carbonate replacement and veining, predominantly within mafic and ultramafic rocks, is the most widespread and pervasive alteration and is commonly associated with elevated to highly anomalous arsenic and antimony. Potassium addition is manifest as fuchsite (Chrome-rich muscovite) and biotite in mafic and ultramafic rocks, and as sericite (very fine grained muscovite) in felsic rocks. Silicification consists of veining, and as pervasive replacements. Magnetite destruction is most evident in BIFs and is commonly associated with Fe-carbonate alteration and sulphidization.

Fe-carbonate, potassium addition, and silicification are all indicative of hydrothermal fluid transport, and are important vectors to gold mineralization. Zones of magnetite destruction, identified from detailed magnetic surveys, are important indicators of potential gold bearing structures.

8.3 Regional Metallogeny and Mineral Deposit Model

The Red Lake greenstone belt is one of the most prolific and highest-grade gold camps in Canada. Historical production has been more than 19 million ounces of gold. The majority of production has come from four mines, Campbell (>10 million ounces), Red Lake (>3 million ounces), Cochenour-Willans (1.2 million ounces), and Madsen (2.4 million ounces). Ten smaller mines have also contributed a combined production of 1.5 million ounces (Figure 8.1.2; Andrews et al., 1986; Dube et al., 2001).

The Red Lake gold camp has been the recipient of renewed interest from exploration, investment and scientific research communities due to the recent discovery by Goldcorp Inc. of the High-Grade Zone at the Red Lake mine. With reserves of 3.8 million ounces of gold at an average grade of 2.05 ounces of gold per ton (70.27 g/t), this one the highest grade ore bodies in the world (Goldcorp press release, February 7, 2002).

The majority of gold occurrences, and all of the four major gold deposits, are located in the central and eastern half of the RLGB and are hosted by Balmer assemblage rocks at or near to the angular unconformity with overlying Huston and Confederation assemblage rocks. Intra-belt felsic plutons and quartz porphyry dykes are also important hosts for gold mineralization, and account for production at the McKenzie, Gold Eagle, Gold Shore, Howey, and Hasaga mines.

The gold deposits of the RLGB are somewhat atypical of Archean, greenstone, shear-zone-hosted vein-type deposits (Sanborn-Barrie et al., 2000), and are classified into three groups by Pirie (1982) according to their stratigraphic or lithologic associations.

8.3.1 Group 1 Deposits (Mafic Volcanic hosted)

These occur within zones of alteration several square kilometers in extent, typified by CO2 addition (forming Fe-carbonates) and Na2O, CaO, and MgO depletion (Pirie, 1982; Andrews et al., 1986). On a more local scale, SiO2 and K2O addition forms alteration assemblages consisting of quartz, biotite, fuchsite (Chrome-rich muscovite), and sericite. It is commonly associated with elevated As and Sb. Gold mineralization in Group 1 deposits occurs in quartz-carbonate veins, quartz veins, sulphide lenses, stringers and disseminations, and in impregnations in vein wall rock. Most of the high-grade mineralization comes from quartz +/-arsenopyrite replacement of early (barren), banded carbonate veins (Horwood, 1945; Dube et al. 2002), which typically are very small targets in plan, but are remarkably continuous down plunge. The High Grade Zone at the Red Lake Mine, for example, occurs as several discrete ore bodies a few meters wide by a few 10s of meters long that all occur within a small area (100 m x 150 m), but are known to have a vertical extent of at least 1400 m (Dube et al., 2001). Tholeiitic basalt, basaltic-komatiite, and iron-formation are the dominant host rocks.

An empirical relationship exists between ultramafic rocks and gold mineralization, with the majority of gold mineralization at Cochenour-Willans, Campbell, and Red Lake mines occurring within a few hundred meters of ultramafic bodies. Dube and others (2001) suggest that competency contrast between basalt and ultramafic units during folding is important in the formation of extensional carbonate veins in hinge zones, which are then later replaced by gold-rich siliceous fluids.

8.3.2 Group 2 Deposits (Felsic Intrusive Hosted)

The majority of Group 2 deposits occur as shallow to steeply dipping, sulphide-poor, quartz veins and lenses hosted in sheared diorite and granodiorite of the Dome and McKenzie stocks, and as quartz vein stockwork in quartz porphyry dykes and small felsic plugs. The largest of this type of deposit, the McKenzie mine, produced over 650,000 ounces of gold (Andrews et al., 1986).

8.3.3 Group 3 Deposits (Stratabound)

Group 3 deposits are only known to occur in the southern part of the RLGB and include the ore zones at the Madsen and Starratt-Olsen mines. Ore is of disseminated replacement style, located at the deformed unconformity between Balmer and Confederation assemblages. Gold mineralization is hosted by mafic volcaniclastic rocks and basalt flows, and consists of heavily disseminated sulphide within a potassic alteration zone, which grades outward into an aluminous, sodium depleted zone (Dube et al., 2000).

8.3.4 Summary

The McFinley Property has the potential to host gold deposits associated with two of the three Groups given its proximity to the Campbell and Red Lake Mines (Figure 8.3.1) and its setting within the East Bay Deformation Zone and favorable Balmer formation mafic and ultramafic rocks. Group 1 type deposits are of particular interest because of their high-grade and large size and because of the documented occurrence of broad zones of alteration in areas of high strain and known ultramafic rocks. Additional potential exists to host Group 2 deposits, with gold-mineralization documented in felsic to intermediate intrusive rocks.

On the Abino property to the south, two granodiorite-hosted auriferous zones are known to occur. The northernmost of these extends to within a few hundred feet of the McFinley Property. The Abino deposit is described as a stockwork of veining within granodiorite which contains erratic concentrations of native gold. Historical estimates from work reports in the 1980's suggest mineralization extends to at least 1,000 feet below surface. More recent drilling has confirmed its extension to the north, within a few hundred feet of the McFinley Gold Project property boundary, and has reported values as high as 18.11 Au opt over a core length of 2.0 feet from this zone.

8.3.1 View of Campbell Mine and Red Lake Mine Head frames from the McFinley Property.
(looking southwest)

8.4 Mineralization on the McFinley Property

Numerous types of auriferous mineralization have been the focus of exploration and mining development on McFinley Peninsula.

8.4.1 Banded Iron Formation (BIF) - Chert

The BIF and chert horizons within the MS and MIS have received significant attention since the 1940's. They provide potential for narrow, sheet-like auriferous zones. The detailed underground investigation of the McFinley Peninsula demonstrates that within these sheets, higher grade zones occur. These plunge shallowly at 30 to 45 degrees to the southwest.

In the vicinity of the underground workings and on McFinley Island, mineralized BIFs contain variable amounts of pyrite and lesser amounts of chalcopyrite, sphalerite and arsenopyrite. Gold occurs in native form associated with sulphides and in fractures and minor veining, and is highly erratic in distribution. Higher grade areas within the BIFs form lenticular bodies which exhibit good vertical continuity and may extend over lengths of 200 feet or more. Normal zonal widths are in the range of 5 to 10 feet.

Auriferous mineralization is of several types and is due to a combination of sulphidization of BIF and brittle fracturing of the BIF during D2 shearing. Two sets of brittle fractures have been demonstrated with often spectacular visible gold developed in veins and fractures within competent units.

Mineralization is best developed within the lowermost stratigraphic BIF horizon, termed the 'Footwall BIF' within the MS and MIS. Within the MS, this has been termed the C1-Chert Zone in historical plans. Mineralization also occurs within the C2 and C3 units and has been intersected within all five horizons. There is a strong association between well mineralised BIF and sulphide breccia veins.

8.4.2 Sulphide Breccia Veins

The D Vein in the underground workings on McFinley peninsula is the best single example of a mineralised D2 Shear currently known on the property. The D Vein has a strike length of several thousand feet and is developed from surface to the depth of current drilling, over 1700 vertical feet. The vein varies from 0.5 feet to several feet in thickness and is characterised by several stages of sulphide-rich infilling. The vein typically contains cataclastic, rounded fragments of quartz and qtz-aspy-vein material cemented by various sphalerite-aspy-galena-py-po phases. Displacement across the D Vein is estimated at a minimum of 300 feet. The vein displaces and repeats BIF horizons within the MS.

Additional sulphide breccia veins, D2 sulphide-qtz veins, and sulphide-rich D2 shears occur throughout the stratigraphy of the McFinley Property. The major shears in the McFinley Peninsula area have been termed the D Shear, C Shear and A shear and are spaced approximately 200 to 300 feet apart.

8.4.3 C-Zone Type

'C Zone' mineralization occurs on the northern part of McFinley Peninsula and is located in a 'roll' of the Ultramafic EBS contact beneath the MS. Mineralization plunges 25 to 35 degrees to the SW from the 150 level to the 400 foot level where it is displaced by the shaft fault. High grade auriferous mineralization is located

  Within qtz-aspy veins developed along the D2 fabric within mafic volcanics (FWS). Veining is multiple, attains widths of about 5 feet, and may extend over horizontal lengths of 100 to 200 feet., and,

  In carbonate and sericite altered zones with thin qtz Veins and disseminated sulphides, within a 'root' zone beneath the talc-carbonate altered ultramafic contact. The 'root' zone trends along the C Shear as the shear crosses and extends to depth within the EBS.

The 'roll' structure is developed in response to the intersection of a major D2 shear with the ultramafic contact. Competency differences between the underlying Ultramafic and overlying mafic volcanic rocks controls the character and environment of mineralization. 'C Zone' type mineralization may be developed extensively along the Peninsula at all intersections between the D, C and A shears and the nearby EBS ultramafic contact.

There is very good potential for similar mineralization in many areas across the property where numerous D2 Shear structures, associated with the EBDZ and D2 deformation, cross stratigraphic or intrusive contacts and where rocks of varying competency contrasts are juxtaposed. 'Roll' - type structures with axial planar S2-shear fabrics are developed in at least four areas in the area of the underground workings and at several stratigraphic contacts within the KOM-MS-FWS stratigraphy.

8.4.4 Sheared Biotite-Arsenopyrite Zones

A new style of mineralization was encountered north of McFinley Island during the 2004 winter drill campaign. This style is characterized by broad zones of shearing and intense biotization (up to 40 metres) accompanied by complex quartz-carbonate-chlorite-amphibole veins to 1.5 metres, 2-10% fine needle arsenopyrite, local pyrrhotite, galena, sphalerite, and chalcopyrite and trace visible gold within the veins (Figure 8.4.1). The zones are found within the Footwall Basalt immediately above the contact with the East Bay Serpentinite (Phoenix Zone) and form west dipping lens up to 5 metres thick with a dip length up to 75 metres and a flat to shallow southwest plunge of 200 metres. This type of mineralization is considered analogous to certain ore environments at the producing mines, and was the main focus of exploration during 2004.

8.4.5 Disseminated Arsenopyrite Replacement Zones

Within the McFinley Peninsula, a distinct zone of intense arsenopyrite replacement and silicification has been identified. The zone is 20 to 40 feet thick and, to date, returns only low grade gold values. The similarity between this style of mineralization and mineralization at the producing mines is very strong. On Mine sections the zone is sub horizontal to shallowly dipping to the southeast, plunges at a low angle to the south west, and cross cuts stratigraphy of the MS at a high angle.

Mineralization of this type has been reported from south of McFinley Island to McFinley Peninsula, and below the 400-foot level south of the Shaft fault.

8.4.6 Other Environments

Gold mineralization occurs in a variety of rock types and configurations. In general it can be observed to commonly lie within a few hundred feet of ultramafic contacts, within D2 structures, and in association with contacts between rocks exhibiting a wide contrast in competency. Drilling by Rubicon, on property-wide targets, has expanded the number and type of potential targets. Recent drilling has identified some high-grade intersections, commonly with visible gold, in the following environments:

  silicified zones in mafic volcanic rocks with 1-2% fine grained disseminated pyrrhotite.
  narrow, quartz and carbonate stingers with native gold and minor pyrite and/or pyrrhotite in mafic volcanics. Located throughout the stratigraphy these veins tend to be erratic in nature.
  Felsic intrusive and feldspar porphyry intrusive rocks within ultramafic rocks of the EBS
  D2 conjugate shear structures which cross cut the trend of the EBDZ

Figure 8.4.1 Visible gold in quartz vein - DDH MF04-79.

9.0     2004 Exploration (April to December 2004)

9.1 Introduction

Exploration on the McFinley property between April 2004 and December 2004 consisted of excavating three trenches and 6,038 m of diamond drilling. Exploration work was focused on the north end of McFinley Island, and was undertaken during the summer months of July, August and September. Trenching results are detailed below, results of the diamond drilling are detailed in Section 10.

9.2 2004 Trench Mapping

9.2.1 Introduction

Mechanical trenching was done with the use of a backhoe excavator that required barging to and from the north end of McFinley Island. A total of three trenches (Trench 9, 10, and 11; Figures 9.2.1, 9.2.2, 9.2.3 and 9.2.4) were cleared to bedrock and washed with high pressure water pumps. Trenches range in size from 10 m wide by 15 m long, to 15 m wide by 100 m long, totaling approximately 1400 sq metres (15,000 sq feet). Depth of overburden ranges from 0 m to 5 m. Exposed outcrop was mapped for lithology, structural data and mineralization and subsequently channel sampled. A total of 95 channel samples were collected from the three trenches.

The trenches were done on Sections 2N, 1N and 1S in an effort to expose a portion of the hanging wall sequence and to determine the orientation of the quartz porphyry and diorite dikes and also the ankerite veins observed in drill core. The Phoenix Zone projects to surface outboard of the northeast edge of the island, and was NOT the target of the trenching. Mapping of the trenches was completed by Jack Der Weduwen.

9.2.2 Results

Assay results were generally low with the only significant values being returned from the pyritized iron formation in Trench 11 along the western shore of McFinley Island. Lithologies correlate well with those identified in drill holes, as do the orientation of foliation and geological contacts. An exception to this is the prominent east-west trending quartz porphyry dyke that extends roughly 75 m across Trench 9. The east-west orientation of the dyke is at a high angle to the more typical, foliation parallel orientation of the dykes (striking approx. N40º E with moderate to steep dips to the NW), which generally correlate well from section to section. It has been postulated that the local jog in dyke orientation may correlate with an as yet unidentified east-west fault, which itself may be, in part, responsible for mineralization in the Phoenix Zone area, or perhaps offsets and truncates mineralization. Drilling to date has all been oriented toward an azimuth of 90 degrees, making identification of east-west structures difficult, and more work is required to substantiate the existence of any such features and their potential significance.

Figure 9.2.1 2004 Trench Locations - McFinley Island

Figure 9.2.2 Trench 9 - Geology and Gold Assays

Figure 9.2.3 Trench 10 - Geology and Gold Assays

Figure 9.2.4 Trench 11 - Geology and Gold Assays.

10.0     2004 Summer Diamond Drill Program - Phoenix Zone

10.1 Introduction

As a follow-up to a very successful 2004 Winter Drill Program, which resulted in the discovery of a near surface zone of high-grade gold mineralization at the northern tip of McFinley Island - the Phoenix Zone -a summer drill program was initiated. The 2004 Summer Drill Program was carried out between July 4 and September 9, 2004, consisted of 35 holes for a total of 6,038 metres, and included drill holes PZ-22 to PZ-56 (Figure 10.1.1). The main focus of the program was to test the southwestern down-plunge potential of the Phoenix Zone. Holes were designed to test the main plane of mineralization on 25 m centres down dip and 30 m step-outs along strike, with local 15 m step-outs between key sections. The drilling took place from the northern tip of McFinley Island, with support by a barge and a service boat from McFinley Peninsula, 2 km to the south.

A description of the zone, updated with results from the summer 2004 drill program is provided below. Details of drill hole locations, significant assay values, and page size cross-sections can be found in Appendix 3, Appendix 4, and Appendix 5, respectively. Highlight intersections from the Phoenix Zone, including both summer and winter drilling, are listed in Table 10.1.1. Assay certificates are available on file at the Head Office of Rubicon Minerals Corporation, Vancouver.

The drilling was carried out by Hy-Tech Drilling of Smithers, BC using one skid-mounted NQ2 diamond core rig.

Hole #	From (m)	To (m)	Au (g/t)	Interval (m)
PZ-02	45.1	47.9	14.99	2.8
Incl.	45.8	46.9	28.61	1.1
PZ-03	55.1	59.9	15.46	4.8
Incl.	58	59.9	33.31	1.9
PZ-09	68.85	72.1	8.87	3.25
PZ-12	136.46	137.86	28.66	1.4
PZ-21	48.46	50.75	11.06	2.29
And	69.85	71.9	13.95	2.05
PZ-23*	74.95	78.05	70.1	3.1
PZ-25*	112.35	120.35	8.42	8
Incl.	116.3	119.8	15.81	3.5
PZ-26*	109.82	113	8.55	3.18
PZ-30*	79.55	81.3	10.06	1.75
PZ-34*	118.1	119.3	20.54	1.2
PZ-43*	124.4	125.8	15.16	1.4
PZ-47*	119	124.3	9.01	4.5
Incl.	122.6	124.3	22.24	1.7
PZ-48*	88.09	89.56	33.22	1.47
True widths for the above drill intersections range from 70% to 100% of reported widths.
*denotes holes drilled during the 2004 summer program

Table 10.1.1 Highlight Drill Intersections - 2004 Summer and Winter Phoenix Zone Drilling

Figure 10.1.1 Plan Map of 2004 Summer Drill Holes (blue) - Phoenix Zone

10.2 Results

The 2004 Summer Drill Program returned numerous new intercepts of economically significant gold mineralization, including 70.1 g/t gold over 3.1 metres (PZ-23), 15.8 g/t gold over 3.5 metres (PZ-25), 8.6 g/t gold over 3.2 metres (PZ-26), 10.1 g/t gold over 1.8 metres (PZ-30), 20.5 g/t gold over 1.2 metres (PZ-34), 33.22 g/t gold over 1.5 metres (PZ-48), 22.24 g/t gold over 1.7 metres (PZ-47), 15.16 g/t gold over 1.4 metres (PZ-43), and 6.82 g/t gold over 1.6 metres (PZ-51). True widths for these intersections are 70% to 100% of reported widths. Summaries for these drill holes, and the rest of the 34 holes completed during the summer program can be found in Appendix 6. A description of the Phoenix Zone is provided below.

The Phoenix Zone is located in the immediate hanging wall section to the west-dipping contact of the East Bay Serpentinite, and is hosted by highly deformed and veined biotitic basalts with a strong D2 shear fabric. The zone lies near the intersection of the postulated NNE trending MAC-4 Fault and an un-named 340 structure, and also lies within a prominent magnetic low which tracks along the eastern shore of McFinley Island.

Within the zone, strongly biotite altered basalt displays a dense network of narrow white, foliation-parallel quartz-carbonate veins, followed by late quartz-carbonate-ankerite-chlorite-amphibole breccia veins that are flooded with grey replacement quartz, and occasional late cross-cutting white to smokey grey quartz veins (often bearing visible gold). Mineralization consists of 3-5% aspy as fine acicular needles and coarser foliation parallel stringers/masses throughout the biotized host rock, accompanied by 3-5% po (locally 10%) and trace amounts of gal/sph/cpy.

The overall thickness of the deformed biotized basalt halo varies up to 40 metres and can be highly anomalous in gold (e.g. 2.21 g/t gold over 29.5 metres in PZ-48), while the narrower aspy-rich veined zone is confined to 2-10 metres. Within this, individual veins attain a thickness of 0.5 to 2.5 metres. The late gold bearing quartz veins often display fine pinheads of gold with occasional smears and clots to 3 mm across. This is accompanied locally by fracture-controlled aspy/gal/sph/cpy. The visible gold appears to be related to the portions of the vein with the strongest quartz flooding/replacement and has not been observed within the enclosing basalt to date.

Current ideas are that mineralization is controlled and/or modified by shallow west dipping faults and that the highest grade lenses or shoots lie near the intersection of the most dominant of these, the main Phoenix Fault, and the ultramafic contact (Figures 10.2.1 and 10.2.2). The fault itself, however, contains low gold values. Other lesser, but slightly steeper faults follow the break between the pillowed and massive volcanic sequences higher in the hanging wall stratigraphy, and also follow the main mafic/ultramafic contact. The Phoenix Fault appears to act as a linking structure between these two lesser faults, forming an s-shaped pattern.

A sericitc quartz porphyry dike and a porphyritic diorite dike also appear to be intimately associated with the zones and may be following the same conduit as the mineralizing fluids. The quartz porphyry occasionally appears mineralized itself, whereas diorite clearly post-dates mineralization. The large quartz porphyry dike observed in the drill holes on Section 0+50S and also present in the new surface trench appears to be running perpendicular to stratigraphy and may reflect an east-west structure that terminates the Phoenix Zone high-grade lens on the longitudinal section and may explain the interpreted offsets in stratigraphy present between Section 0+00S and 0+50S

The Phoenix Zone, defined as the overall mineralized system, currently has a strike length of 250 metres and a depth extent of 150 metres below surface. The zone is composed of at least three discrete lenses or shoots (PZ-1, PZ-2 and PZ-3). The high grade core to 'PZ-1', the largest and most coherent lens, is currently drilled on 15- to 30-metre centres over a strike length of 150 metres and over a depth extent of 100 metres. It plunges gently to the southwest and has an arithmetic average grade of 20.03 g/t gold over 3.1 metres based on eight drill holes (see inclined long sections, Figure 10.2.3). The dimensions of this higher grade core are roughly 25 m x 175 m x 3 m.

2004 summer drilling extended the plunge length of the 'PZ-1' high-grade core down by nearly 100 m. The high-grade shoot has been followed to depth as far south as Section 0+50S, where a sharp break in gold grade and alteration indicates the shoot either pinches-out or is offset by cross faulting. Several new potential plunge corridors, defined during the summer drill program, are open at depth, one of which (defined by PZ-30 and PZ-52) may be an offset to the main 'PZ-1' high-grade shoot (Figure 10.2.4). In addition to the dominant southwest plunge control on the Phoenix Zone, there is also indication of a conjugate, moderate north to northwest plunge control to mineralization. Both plunge orientations offer excellent potential for expanding the Phoenix Zone, and warrant follow-up.

The Phoenix Zone shows striking similarities to the ore zones present at the neighboring Campbell and Red Lake mines in terms of geologic setting (Balmer formation near mafic/ultramafic contact with crosscutting 340 degree structures), style of alteration, veining, and mineralization (aspy mineralization within sheared biotized veined basalts), and the size and orientation of lenses (short dip length, very long plunge length).

10.3 Summary

The 2004 summer drill program was successful in expanding the extents of Phoenix Zone mineralization and providing better constraint on its geometry. The Phoenix Zone, defined as the overall mineralized system, currently has a strike length of 250 metres and a depth extent of 150 metres below surface. The higher grade core of the Phoenix Zone, which is currently drilled on 15- to 30-metre centres over a strike length of 150 metres and over a depth extent of 100 metres, plunges gently to the southwest and has an arithmetic average grade of 20.03 g/t gold over 3.1 metres based on eight drill holes. The dimensions of this higher grade core are roughly 25 m x 175 m x 3 m. Results to date are very promising, but remain early stage, and expansion of gold zones is required before any meaningful mineral resource analysis is made.

Although the main high-grade core to the zone appears to be closed off down plunge, several new potential plunge corridors defined during summer drilling remain open at depth, including the possible faulted offset of the main high-grade shoot. Both the north to northwest and southwest plunge orientations offer excellent potential for expanding the Phoenix Zone, and warrant follow-up. Potential for discovery of additional sub-parallel zones is also considered high.

The Phoenix Zone exhibits the characteristics of a major mineralizing gold system. The results to date have tested only a very small part of the overall system and results to date compare favorably with those of the major mines in the Red Lake district where composite ore bodies extend from surface to depths in excess of 2,500 metres (8200 feet).

Figure 10.2.1 Cross Section 2+00N - Phoenix Zone

Figure 10.2.2 Cross Section 1+00N - Phoenix Zone

Figure 10.2.3 Inclined Longitudinal Section with Au g/t x metres contours - Phoenix Zone

Figure 10.2.4 Inclined Longitudinal Section with Au g/t x metres Contours and Interpreted Plunge Control - Phoenix Zone

11.0 Sampling Method and Approach

11.1 Core Drilling and Logging

Diamond drilling was performed by Hy-Tech Drilling of Smithers, B.C. using one skid-mounted Tech-4000 NQ2 diamond core drill. All drilling was supervised by Rubicon technical staff and general industry standards in all matters were followed.

All proposed drill collars were surveyed with the use of a survey transit and previously established survey control points. Two foresight pickets were also surveyed and drills were set up under the direct supervision of Rubicon staff. Changes in actual drill location from planned locations, due to local ice conditions or other technical reasons, were chained-in relative to the original survey locations.

NQ2 (50 mm diameter) or NQ (46 mm diameter) core was drilled. Core was placed in wooden boxes with depth markers every 10 feet. Core recovery during these programs was excellent. Boxes were securely sealed and delivered to the new core facility at the McFinley site on a twice-daily basis. Reflex survey tests were taken generally at 200 foot intervals down-hole to provide down hole survey control.

Casing for holes collared on land were left in place and covered with aluminum caps.

Core logging procedures follow industry standards and a defined sample protocol is outlined in Appendix 3. Sample protocol was developed subsequent to consultation with Independent Geochemist Dr. Barry Smee, PhD. P.Geo.

11.2 Drill Core Sampling

All samples collected by Rubicon during drill programs on the McFinley Property were subjected to a quality control procedure that ensured a best practice in the handling, sampling, analysis and storage of the drill core. Samples intervals were selected on a geological basis and most typically varied between 0.5 and 1.0 meters in length. Sample intervals were very rarely less than this (minimum 0.30 meters) on specific, narrow geological features, and rarely greater than 1.0 meters (maximum 1.5 meters) on wide intervals of altered rock. Wide areas of geological interest were commonly sampled at standard intervals of either 0.5 or 1.0 meters depending on the length of the interval and the particular geological feature of interest.

11.3 Analysis for Gold

Gold was determined by fire-assay fusion with atomic absorption spectroscopy; or, by metallic fire-assay on samples that returned elevated Au values by standard fire-assay, contained visible gold, or on visual inspection were considered likely to be well mineralized. In cases where multiple standard Au fire-assay analyses were completed on an individual sample, an averaged value is deemed to be the most representative of the gold content of the sample. Gold values produced by metallic fire-assay are deemed to supersede gold values produced by standard fire assay owing to the larger size of sample analyzed and better reproducibility in samples with coarse gold. It should be noted that the metallic fire-assay procedure is a 'destructive' sample procedure; the retained rejects will represent only the fine fraction of the screened material.

12.0 Sample Preparation, Analyses and Security

12.1 Drill Core

Samples of drill core were cut by a diamond blade rock saw, with half of the sawn core placed in individual sealed polyurethane bags (with non-tamper ties) and half placed back in the original core box. Samples were prepared by outside contract laborers trained and supervised by Rubicon personnel, at a secure facility on the McFinley Property. The retained core is stored in a secure building at the McFinley site.

12.2 Shipping

All samples were shipped by independent transport companies in sealed woven plastic bags (with individually numbered, non-tamper ties) to ALS-Chemex laboratories in Thunder Bay, Ontario. Notification of receipt of sample shipments by the laboratory is confirmed by electronic mail. No problems were encountered in transport during the program.

12.3 Assay Laboratory

Processing and analysis of samples was conducted by ALS Chemex in North Vancouver, BC. ALS Chemex laboratories operate according to the guidelines set out in ISO/IEC Guide 25 - "General requirements for the competence of calibration and testing laboratories". In addition, Dr. Barry Smee, Consultant, audited the sample prep. facilities of ALS-Chemex laboratories in Thunder Bay, Ontario on behalf of Rubicon. Recommendations from his audit were implemented.

12.4 Sample Preparation (ALS-Chemex laboratories in Thunder Bay, Ontario)

Individual samples typically ranged from 0.5 kg to 2 kg in weight. The entire sample was crushed in an oscillating steel jaw crusher. Either a ~250g split, or, in the case of 'metallics' fire assay, the whole sample, is pulverized in a chrome steel ring mill. Coarse reject is bagged and stored. Pulps are shipped to ALS Chemex in North Vancouver, BC for analysis.

12.5 Assay Procedures (ALS Chemex in North Vancouver, BC.)

Au was determined by fire-assay fusion of a 50 g sub-sample with atomic absorption spectroscopy. The 'Au -Metallics' assay required the 100% pulverization of the sample and screening of the sample through a 150 mesh (100 micron) screen to test its homogeneity and separate any +150 mesh material. Material remaining on the screen is retained and analyzed in its entirety by fire-assay fusion followed by cupellation and a gravimetric finish. The -150 mesh fraction is homogenized and two 50-g sub-samples are analyzed by standard fire assay procedures. The gold values for both +150 and -150 mesh fractions are reported together with the weight of each fraction as well as the calculated total gold content of the sample. In this way one can evaluate the magnitude of the coarse gold effect as demonstrated by the levels of the +150 mesh material.

Ag, Al, As, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, Sb, Sc, Sr, Tl, Ti, U, V, W, and Zn were analyzed by inductively-coupled plasma (ICP) atomic emission spectroscopy, following multi-acid digestion in nitric aqua regia. The elements Cu, Pb, and Zn were determined by ore grade assay for samples that returned values >10,000 ppm by ICP analysis. Major elements (reported as oxides) and Ba, Rb, Sr, Nb, Zr, and Y were determined by X-ray fluorescence spectrometry (XRF).

Results are reported electronically to the project site in Red Lake with Assay Certificates filed and catalogued at Rubicon's' Head Office in Vancouver.

13.0 Data Verification

The diamond drill programs discussed in this report were undertaken by experienced and competent Rubicon Geologists under the supervision of Ian Cunningham-Dunlop,P.Eng., McFinley Project Manager.

The author is familiar with the diamond drilling carried out in 2004, has made periodic site visits and reviews of the drill core, and has every reason to believe that work completed by Rubicon, and work outside the direct supervision of the author, was done in a professional manner and met or exceeded generally accepted industry standards for quality control and quality assurance.

Blank and Standard assay protocol was developed with the input from Dr. Barry Smee, Ph.D. P.Geo., Independent Geochemist, in consultation with Rubicon personnel and J.J. Watkins (Q.P. 2000 - February 2003). Blank samples (consisting of commercially available broken tile and/or locally quarried quartz known to have a gold content below detection limit) were inserted into the sample stream once every twenty-five samples to provide a check on assay lab data quality in Drill Core sampling. Random gold standards were inserted into the sample stream once every 25 samples to provide a check on assay lab data quality. Gold standards were prepared and certified by CDN Resources Laboratories Ltd., Delta, B.C. The most common gold standards used (Recommended Value +/- 2 Standard Deviations) were CDN -GS- 9 (1.75 +/- 0.14 g/tonne) , CDN -GS -2 (1.53 +/- 0.18 g/tonne), CDN -GS -6 (9.99 +/- 0.50 g/tonne) CDN -GS -5 (20.77 +/- 0.91 g/tonne) and CDN -GS -8 (33.5 +/- 1.7 g/tonne).

Sample batches were reanalyzed if any aberrations in the data were observed.

The McFinley Property currently forms an important part of the Red Lake Project of Rubicon, and management of the project at all levels is being carried out by a fully qualified and experienced staff.

14.0 Mineral Processing and Metallurgical Testing

No new programs of processing or metallurgical test work have been undertaken. An estimated 6000+ tons of the previously mined bulk-sample (1989) remains stockpiled on the property.

15.0 Mineral Resource and Mineral Reserve Estimates

The Inferred Resource in the Peninsula area of the McFinley property was reported by Hogg (Oct., 2002). No new resource estimation has been undertaken at this time.

16.0 Other Relevant Data and Information

An estimated 180,000 feet of historical underground and surface drill core is stored on the Property. This core is being re-logged and re-sampled, where appropriate, to provide additional information on the geology and environment of mineralization on the McFinley Property. Standard protocols towards sample preparation, handling and quality control procedures are being followed. New assay results are taken as indicative only since the drilling of these holes was not conducted under Rubicon supervision.

17.0 Interpretation and Conclusions

Since acquiring the McFinley Property in the highly productive Red Lake mining district of northwestern Ontario in 2002, Rubicon has undertaken a multi-disciplinary exploration program focused on a new discovery. This work has resulted in a thorough understanding of the geology and setting of mineralization on the property and in the area of historic operations. The program has also been successful in expanding exploration across the property and has confirmed several new areas with good potential for economic discovery.

Most of the historic evaluation work on the McFinley Property concentrated at shallow depths in the vicinity of the McFinley shaft in the northern part of the McFinley Peninsula. In this area, gold mineralization has been identified in several structural and stratigraphic locations within an intense zone of deformation that cuts the McFinley Sequence. These diverse settings, include:

  Sulphidised and quartz-veined, banded iron formation;
  Base metal-rich, breccia and quartz veins along D2-aged discrete shear zones (D-Zone Type);
  Arsenopyrite-quartz veins in C-Zone type mineralization at ultramafic contacts where D2 shears intersect the contact and develop apparent folds or shear duplex structures in areas of strong, lithologically-defined, competency contrasts;
  Disseminated arsenopyrite and/or silica replacement zones, cross-cutting stratigraphy; and
  Silicified and biotite altered zones in basalt.

Rubicon's' multidisciplinary approach in 2002 and 2003 allowed for the recognition and characterization of these environments on a local and property scale and resulted in the discovery of additional auriferous shear-vein structures in the peninsula area. Subsequent property-wide exploration diamond drilling also successfully identified new environments of auriferous mineralization during the program, namely:

  Silicified zones in mafic volcanic rocks with 1-2% fine grained disseminated pyrrhotite;
  Narrow (mm.), quartz and carbonate stingers with native gold and minor pyrite and/or pyrrhotite in mafic volcanics;
  Felsite and feldspar porphyry intrusive rocks within ultramafic rocks of the EBS (MAC3); and
  D2 conjugate shear structures which cross cut the trend of the EBDZ (MAC4).

Given somewhat mixed results in the winter and summer of 2003, a re-evaluation of the data was completed in the fall of 2003. This led to a focus on the major D2, 340-350 trending structures and their intersection with the McFinley and McFinley Island Sequences and in particular, the intersection of these faults with the western margin of the East Bay Serpentinite. The MAC-4 area between McFinley Island and Small Island was selected as a prime exploration target for a number of reasons including:

  A pronounced 340 degree cross-cutting structure as interpreted from airborne magnetics;
  A distinct offset in McFinley Island Sequence accompanied by thinning of the Footwall Basalt and a marked 'roll' in the western contact of East Bay Serpentinite; and
  Widespread alteration, veining and D2 shearing in the single fence of drill holes completed in this area in 2003 (MF03-37 and 40).

Subsequent drilling of this target in the winter of 2004 resulted in the discovery of the Phoenix Zone in what appears to be a classic Red Lake setting. The Phoenix Zone, defined as the overall mineralized system, currently has a strike length of 250 metres and a depth extent of 150 metres below surface. The higher grade core of the Phoenix Zone, which is currently drilled on 15- to 30-metre centres over a strike length of 150 metres and over a depth extent of 100 metres, plunges gently to the southwest and has an arithmetic average grade of 20.03 g/t gold over 3.1 metres based on eight drill holes. The zone is situated at the north end of McFinley Island 2 km north of the existing mine site, and is hosted within intensely biotized and quartz-carbonate veined basalt near a roll in the ultramafic contact. To date, a total of 56 holes (9,514 m), have been drilled in the Phoenix Zone area, with an initial 22 holes drilled in February/March 2004, followed-up with 34 holes drilled in July/August/September.

The setting and style of the Phoenix Zone bears a marked resemblance to the high-grade zones present at the nearby Campbell and Red Lake Mines. Further work is needed to evaluate the strike and depth extent of this zone and to also test for other analogs within the McFinley Property.

18.0 Recommendations

It is the author's opinion that the property has significant merit and potential, and warrants further exploration. A winter drill program is recommended to continue testing the strike and down-plunge potential of the Phoenix Zone and to also explore for similar parallel zones within the immediate Footwall Basalt package. Consideration should also be given to testing 'regional' targets elsewhere on the property, with the objective of testing other Phoenix Zone type settings. An ice and land based drill program undertaken in the winter months would allow access to the entire property.

18.1 Recommended Phoenix Zone Drilling

Efforts should concentrate on first, trying to re-establish the continuity of the main PZ lenses by drilling up and down-plunge (see figure 10.2.4); secondly, looking for other shallow parallel shoots along strike to the north and south; and thirdly, carrying out some of deep testing of the zone to try and obtain an order-of-magnitude increase in size over what is currently defined. The drilling should therefore involve testing with shallow fences of holes from the ice north of Section 1N (the limit of summer drilling) and on land south of Section 3S. Deeper holes would also be recommended to test for the continuity of the mineralizing system below the 200 metre elevation, both to the southwest beyond Section 3S and to the north past Section 2N (in case of possible N to NW control). Specific areas to target in the shallow drilling would include the quartz porphyry-hosted mineralization present in PZ-21 (Section 3N) and the strong qtz-fuchsite-aspy zones present in PZ-52 and 53 (Section 2S). Thoughts should also be given to boldly stepping out below the 100 metre elev. and testing with several deep holes to search for the system at depth.

18.2 Recommended McFinley Regional Drilling

Using the relationships developed in the Phoenix Zone area between the north to northwest trending controlling faults and the ultramafic contact, one can see other possible analogues within the greater McFinley Property. The Mac-1 area comes to mind with its strong fault zone with associated biotite-aspy halo, qtz veining and visible gold. Where the fault has been drilled to date is higher up in the hanging wall sequence but if it is projected to south, it intersects the ultramafic contact near the outline of the historic C Zone and the adjoining qtz-fuchsite zone within the ultramafics. The area between Mac-1 and the C Zone is a viable exploration target as is testing for a possible southwest plunge control to the Mac-1 Vein similar to that at the Phoenix Zone. Another area exists at the extreme southern end of the property where a major 340 trending fault can be interpreted based on offsets in the stratigraphy and the regional magnetics. Unfortunately the land position is somewhat restricted in this area making exploration somewhat challenging.

18.3 Recommended Program and Budget

A total of 15,000 m of drilling is recommended for winter 2005, with approximately 10,000 m dedicated to follow-up in the Phoenix Zone area, and 5,000 m to McFinley regional targets. Using a conservative all-in cost of $150/metre, based on the previous 2 years of winter drilling on the project, the total cost of the recommended program is estimated at $2,250,000. Drilling should use three drill rigs, and commence as soon as ice conditions permit (approx. mid-January).

19.0 References

Andrews, A.J., Hugon, H., Durocher, M., Corfu, F., and Lavigne, M., 1986. The anatomy of a gold-bearing greenstone belt: Red Lake, northwestern Ontario; in Proceedings of GOLD '86, an International Symposium on the Geology of Gold Deposits, (ed.) A.J. MacDonald; Konsult International Inc., Toronto, Ontario, p. 3-22

Ashford, G. Study on Gold Recovery from Sample Submitted by McFinley Red Lake Mines Ltd.; Lakefield Research, July 14, 1986.

Betz, J.E. Report on the Electromagnetic and Magnetic Surveys, McFinley Red Lake Property, Township of Bateman, District of Kenora, Ontario; July, 1982.

Corfu, F., Davis, D.W., Stone, D., and Moore, M., 1998. Chronostratigraphic constraints on the genesis of Archean greenstone belts, northwestern Superior Province, Ontario, Canada; Precambrian Research, v. 92, p. 277-295.

Corfu, F., and Andrews, A.J., 1987. Geochronological constraints on the timing of magmatism, deformation and gold mineralization in the Red Lake greenstone belt, northwestern Ontario; Canadian Journal of Earth Sciences, v. 24, p. 1301-1320.

Dube, B., Williamson, K, and Malo, M., 2002. Geology of the Goldcorp Inc. High grade zone, Red Lake mine, Ontario: an update; Geological Survey of Canada, Current Research 2002-C26, 13 p.

Dube, B., Williamson, K, and Malo, M., 2001. Preliminary report on the geology and controlling parameters of the Goldcorp Inc. High Grade zone, Red Lake mine, Ontario; Geological Survey of Canada, Current Research 2001-C18, 33 p.

Dube, B., Balmer, W., Sanborn-Barrie, M., Skulski, T., and Parker, J., 2000. A preliminary report on amphibolite-facies, disseminated-replacement-style mineralization at the Madsen gold mine, Red Lake, Ontario; Geological Survey of Canada, Current Research 2000-C17, 12 p.

Durocher, M.E., Burchell, P., and Andrews, A.J., 1987. Gold occurrences, prospects, and deposits of the Red Lake area; Ontario Geological Survey, Open File Report 5558, v. 1 & 2, 704 p.

Ferguson, S.A. Geological Report on the South Half of Bateman Township; O.D.M. Geological Report No. 6, 1962.

Ferguson, S.A. et al Gold Deposits of Ontario; O.D.M. Mineral Resources Circular No. 13, 1971.

Green, D. Technical Report on the RLJV Property, Red Lake Mining Division, NW Ontario; Internal Report (43-101), Rubicon Minerals Corporation, May 15, 2002.

Hogg, G.M. A Report on the McFinley Red Lake Gold Property of Sabina Industries Ltd. and McFinley Mines Ltd., Bateman Twp., Ontario; Aug. 29, 1983. (Addendum, Sept. 29, 1983).

Hogg, G.M. Summary Report on the Evaluation of the McFinley Red Lake Property, Bateman Twp., Ontario to February 28, 1985; March 5, 1985.

Hogg, G.M. A Report on the Evaluation of the McFinley Red Lake Shaft Area, Bateman Township, Ontario, during 1985-86; June 26, 1986.

Hogg, G.M. A Report on 1986-87 Operations on the McFinley Red Lake Property, Bateman Township, Ontario; April 8, 1988.

Hogg, G.M. Appraisal of Value, McFinley Red Lake Property; Internal Report, May 31, 1989.

Hogg, G.M. A Report on the McFinley Red Lake Project of Rubicon Minerals Corporation; May 17, 2002.

Hogg, G.M. A Report on the McFinley Red Lake Project of Rubicon Minerals Corporation; o October 15, 2002

Horwood, H.C. Geology and Mineral Deposits of the Red Lake Area; O.D.M. Annual Report, Vol. 49, Part 2, 1940.

MacLean, P.C. The 1976 Exploration Programme, Abino Gold Mines Ltd.; July 7, 1976.

Mongeau, R.J. An Assessment of the Mineral Economic Potential of the McFinley Gold Property, Bateman Township, Red Lake Area, Kenora Mining Division, Ontario; Nov. 17, 1974.

Newman, W.R. Geological Report on the McFinley Red Lake Gold Mines Limited; December, 1946.

Pirie, J., 1982. Regional geological setting of gold deposits, eastern Red Lake area, northwestern Ontario; in Proceedings of the CIM Gold Symposium, September 1980, The Canadian Institute of Mining and Metallurgy, Special Volume 24, p. 171-183..42

Postle, J.T. Review of Mining Aspects of the McFinley Red Lake Project; Communication prepared for A.C.A. Howe International Inc. by Roscoe Postle Associates Inc., September 7, 1988.

Questor Surveys Ltd. Airborne Electromagnetic and Total Intensity Magnetic Survey, Red Lake Area, District of Kenora; O.G.S. Preliminary Map 1574 (Bateman Twp.), 1978.

Rigg, D.M. and Hogg, G. Exploration Activities of Rubicon Minerals corporation on the McFinley Property, Red Lake , Ontario. Form 43-101F1 Technical Report, May 12, 2003.

Sanborn-Barrie, M., Skulski, T., and Parker, J., 2001. Three hundred million years of tectonic history recorded by the Red Lake greenstone belt, Ontario; Geological Survey of Canada, Current Research 2001-C19, 30 p.

Sanborn-Barrie, M., Skulski, T., Parker, J., and Dube, B., 2000. Integrated regional analysis of the Red Lake greenstone belt and its mineral deposits, western Superior Province, Ontario; Geological Survey of Canada, Current Research 2000-C18, 16 p.

Watkins, J.J, 1998. Gold mine potential of the Dorion-McCuaig corridor, Red Lake property; internal company report prepared for Rubicon Minerals Corp., 28 p..43

Wetmore, D. Trenching & Initial Bulk Sampling, McFinley Property, Red Lake, Ontario; James Wade Engineering Ltd., May 20, 1981.

Wilson, G.C. Petrographic Examination of McFinley Samples; Rept. Prepared by Turnstone Geol. Services Ltd., February 19, 1986.

Wyslozil, D.M. Investigation of the Recovery of Gold and Silver from Samples Submitted by Wade Engineering Ltd., Progress Report No. 1; Lakefield Research of Canada Limited, July 29, 1981.

20.0 Certificate Of Author

I I, Darwin Green, a self-employed geological consultant residing at 498 Ellis St., North Vancouver, British Columbia, V7H 2G6, hereby certify that:

1.         I am a graduate of the University of Carleton, Ottawa with a M.Sc. degree in geology (2001), and a graduate of the University of British Columbia, Vancouver with a B.Sc degree in geology (1995).

2.         I have been employed intermittently in the geoscience industry for over 12 years, and have explored for gold and base metals in North America, Central America and South America for both senior and junior mining companies.

3.         I have worked in the Red Lake gold camp intermittently over the past seven years as a consulting geologist for Rubicon Minerals Corporation, and have been involved in Rubicon's Red Lake exploration programs on a near continuous basis for the past 3 ½ years. I have made numerous visits to the McFinley Property in 2004, and provide technical input and supervision on an ongoing basis.

4.         I am a member in good standing of the Association for Professional Engineers and Geoscientists of British Columbia (license #: 27345), and am a "Qualified Person" for the purpose of NI 43-101.

5.         I personally prepared, or supervised, all sections of this technical report on the McFinley Property.

6.         I am not aware of any material fact or material change with respect to the subject matter of the technical report which is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

7.         I hold securities of the reporting issuer (Rubicon Minerals Corporation) and have received the majority of my employment income from them in the past three years; therefore, I am not considered independent of Rubicon Minerals Corporation in respect of this report.

8.         I have read National Instrument 43-101 and Form 43-101F, and that the technical report has been prepared in compliance with this Instrument and Form 43-101F.

Dated this 1st day of March, 2005	Darwin Green, M.Sc., P.Geo.

	/s/	Darwin Green

Signature of Qualified Person
(Effective Date: March 1, 2005)

Appendix 1

List of Mining Lease, Licenses of Occupation and Patented Claims

1/ Mining Lease

License	Description	Township	Anniv. Date	Hectares
104721	KRL503297 -	Bateman	1986-Nov-01	56.033
	503299, 526262
	.		Sub-total:	56.033

2/ Licenses of Occupation

License	Description	Township	Anniv. Date	Hectares
3186	KRL2155	Bateman	1945-Aug-01	9.9153
3187	KRL2156	Bateman	1945-Aug-01	13.678
3289	K1498	Bateman	1945-Oct-01	11.048
3290	K1499	Bateman	1945-Oct-01	2.428
3370	K1493	Bateman	1946-Mar-01	5.018
3371	K1494	Bateman	1946-Mar-01	18.737
3372	K1495	Bateman	1946-Mar-01	10.117
3380	K1497	Bateman	1946-Mar-01	6.111
3381	KRL246	Bateman	1946-Mar-01	4.330
3382	KRL247	Bateman	1946-Mar-01	4.532
10830	KRL11038-39	Bateman	1947-Jan-01	28.672
10499	K11487	Bateman	1941-Nov-01	5.738
10834	KRL11031	Bateman	1947-Jan-01	17.887
10835	K954 (rec. as	Bateman	1947-Jan-01	9.267
	KRL18152)
10836	K955 (rec. as	Bateman	1947-Jan-01	9.955
	KRL18515)
10952	KRL18514	Bateman	1947-Oct-01	17.478
11111	KRL18735	Bateman	1950-Jan-01	12.226
11112	KRL18457	Bateman	1950-Jan-01	10.967
11114	KRL18373	Bateman	1950-Jan-01	7.734
11115	KRL18374	Bateman	1950-Jan-01	19.688
11116	KRL18375	Bateman	1950-Jan-01	22.869
11117	KRL18376	Bateman	1950-Jan-01	15.018
10495	KRL11483	Bateman	1941-Nov-01	6.718
10496	K11482	Bateman	1948-Nov-01	5.637
10497	K11481	Bateman	1941-Nov-01	14.148
			Sub-total:	289.916

Appendix 1

3/ Patented Claims

Claim No.	Parcel	Township	Anniv. Date	Hectares
K1498	992	Bateman	-
K1499	993	Bateman	-
K1493	994	Bateman	-
K1494	995	Bateman	-
K1495	996	Bateman	-
KRL246	997	Bateman	-
KRL247	998	Bateman	-
K1497	999	Bateman	-
KRL11481	1446	Bateman	-
KRL11482	1447	Bateman	-
KRL11483	1448	Bateman	-
KRL11487	1452	Bateman	-
K954 (recorded as KRL 18152)	1977	Bateman	-
K955 (recorded as KRL 18515)	1978	Bateman	-
KRL18457	2449	Bateman	-
KRL18735	2450	Bateman	-
			Sub-total	400acres

Appendix 2

2004 Trenching Program - Assay Summary

Assay certificates are available on file at the Head Office of Rubicon Minerals Corporation, Vancouver.

Sample	Length	Au_ppb	Au_g/t	As_ppm	Cu_ppm	Pb_ppm	Zn_ppm	Rock Type
	(m)	(AA)	(Grav)
Trench 9A/9B
MFR02001	1.0	<5		<5	44	15	87	Diorite Dike
MFR02002	1.0	46		6	112	14	77	Basalt
MFR02003	1.0	17		29	89	10	90	Basalt
MFR02004	1.0	22		<5	56	13	88	Basalt
MFR02005	0.5	31		21	50	12	95	Basalt
MFR02006	1.0	60		5	130	15	117	Basalt
MFR02007	0.8	35		<5	119	22	106	Basalt
MFR02008	1.0	<5		46	46	13	79	Basalt
MFR02009	0.8	7		80	150	13	64	Basalt
MFR02010	1.0	6		36	63	14	64	Basalt with ank vn'g
MFR02011	1.0	6		64	98	20	102	Basalt
MFR02012	1.0	7		54	140	27	168	Basalt
MFR02013	0.5	5		16	132	26	204	Basalt
MFR02014	1.0	<5		28	74	25	121	Basalt with ank vn'g
MFR02015	0.5	67		20	117	15	158	Basalt
MFR02016	1.0	16		13	38	359	733	Basalt
MFR02017	1.0	<5		12	5	15	51	Basalt with ank vn'g
MFR02018	0.8	32		5	47	11	125	Basalt
MFR02019	1.0	22		15	83	19	116	Basalt
MFR02020	1.0	15		56	110	12	92	Basalt
MFR02021	1.0	10		67	49	13	74	Basalt
MFR02022	1.0	25		32	34	309	588	Basalt
MFR02023	0.5	23		<5	96	227	424	Basalt
MFR02024	1.0	23		42	48	565	784	Basalt
MFR02027	1.4	<5		<5	42	18	120	Diorite Dike
MFR02028	1.1	<5		<5	37	14	108	Diorite Dike
MFR02029	1.0	12		49	46	192	577	QP Dike
MFR02030	1.1	10		9	81	16	160	Basalt
MFR02031	0.8	8		29	97	20	112	Basalt
MFR02032	0.8	13		92	47	21	64	Basalt
MFR02033	1.0	9		217	104	14	119	Basalt
MFR02034	1.3	22		23	107	5	97	Basalt
MFR02035	1.0	8		136	144	4	106	Basalt
MFR02036	1.0	10		20	102	18	112	Basalt
MFR02037	1.0	17		5	92	5	95	Basalt
MFR02038	1.0	7		12	102	8	93	Basalt
MFR02039	0.6	7		11	98	7	91	Basalt
MFR02040	1.0	14		155	181	10	85	Basalt
MFR02041	1.4	5		37	85	10	75	Basalt
MFR02042	1.0	13		42	99	14	98	Basalt
MFR02043	1.5	12		34	52	528	885	Basalt
MFR02044	0.7	16		5	25	710	1220	Basalt
MFR02045	1.0	31		16	102	510	699	Basalt
MFR02046	0.5	52		431	45	1575	872	QP Dike
MFR02047	0.6	37		387	16	732	817	QP Dike
MFR02048	1.0	12		17	120	20	86	Basalt
MFR02049	1.0	11		21	127	24	130	Basalt
MFR02052	1.0	15		26	132	21	88	Basalt

Appendix 2

Sample	Length	Au_ppb	Au_g/t	As_ppm	Cu_ppm	Pb_ppm	Zn_ppm	Rock Type
	(m)	(AA)	(Grav)
MFR02053	0.9	76		85	69	21	96	Basalt
MFR02054	0.7	70		49	80	28	107	Basalt
MFR02055	1.0	25		12	100	681	995	Basalt
MFR02056	0.7	31		30	52	118	281	Basalt
MFR02057	0.7	36		114	101	27	107	Basalt
MFR02058	1.0	30		58	134	21	84	Basalt
MFR02059	1.0	8		76	122	14	142	Basalt
MFR02060	0.7	<5		71	122	10	121	Basalt
MFR02061	1.1	35		47	67	54	142	QP Dike
MFR02062	1.0	29		32	31	621	972	QP Dike
MFR02063	0.4	189		50	124	27	143	Basalt
MFR02064	1.0	280		71	124	11	102	Basalt
MFR02065	1.0	52		182	109	23	122	Basalt
MFR02066	0.4	19		145	96	58	161	QP Dike
MFR02067	0.5	55		712	48	957	1765	QP Dike
MFR02068	0.5	554		6410	164	721	4580	QP Dike
MFR02069	1.0	39		141	107	45	163	Basalt
MFR02070	1.0	146		84	100	24	95	Basalt
MFR02071	1.0	66		59	77	48	121	Basalt
MFR02072	1.0	13		52	81	38	123	Basalt
MFR02073	1.0	28		18	43	735	1410	QP Dike
MFR02074	1.0	135		11	113	1405	2200	QP Dike
MFR02077	1.0	135		134	33	473	1225	QP Dike
MFR02078	1.0	51		30	58	1265	2910	QP Dike
Trench 10
MFR02079	1.0	21		49	115	13	124	Basalt
MFR02080	1.2	16		50	106	5	107	Basalt
MFR02081	1.1	19		46	114	2	99	Basalt
MFR02082	0.7	357		97	49	207	160	Massive ank vein
MFR02083	1.0	90		141	74	10	72	Massive ank vein
MFR02084	1.0	31		68	101	<2	87	Basalt
MFR02085	1.1	150		78	116	3	100	Basalt
MFR02086	0.9	47		86	108	<2	57	Basalt
MFR02087	0.7	19		63	74	7	57	Massive ank vein
MFR02088	1.1	783		370	58	405	267	Massive ank vein
Trench 11
MFR02089	1.1	823		89	55	<2	138	Banded IF
MFR02090	1.4	845		23	62	64	122	Banded IF
MFR02091	0.5	260		15	5	24	148	Massive ank vein
MFR02092	0.8	42		53	197	274	328	Basalt
MFR02093	1.0	111		92	173	360	282	Basalt
MFR02094	0.9	15		112	186	17	182	Basalt
MFR02095	1.0	2450	2.70	79	176	13	91	Banded IF
MFR02096	1.1	696		405	66	7	71	Banded IF
MFR02097	0.7	1700	1.79	30	153	6	98	Banded IF
MFR02098	1.0	716		27	110	<2	96	Banded IF
MFR02099	1.3	764		18	166	2	95	Banded IF
MFR02102	0.7	85		100	83	5	132	Basalt
MFR02103	1.1	52		68	85	<2	110	Basalt
MFR02104	1.3	1080	1.01	33	208	8	78	Banded IF

Appendix 3

2004 Summer Diamond Drill Program - Summary of DDH Locations

MF Series	PZ Series	Section	UTM	UTM	Elev	TRUE	Dip	Length
Hole #	Hole #		Northing	Easting	(m)	Az		(m)
MF04-90	PZ-22	1+00N	5665840	449146	362	90	-40	78.94
MF04-91	PZ-23	1+00N	5665840	449146	362	90	-78	106.38
MF04-92	PZ-24	0+00N	5665805	449101	368	90	-75	124.66
MF04-93	PZ-25	0+00N	5666805	449101	368	90	-65	142.95
MF04-94	PZ-26	0+00N	5665805	449101	368	90	-75	165.81
MF04-95	PZ-27	1+00S	5665769	449076	371	90	-58	141.73
MF04-96	PZ-28	1+00S	5665769	449075	371	90	-72	155.14
MF04-97	PZ-29	1+00S	5665775	499075	363	90	-85	170.38
MF04-98	PZ-30	1+00S	5665769	449076	371	90	-45	143.26
MF04-99	PZ-31	2+50S	5665733	449040	370	90	-58	152.09
MF04-100	PZ-32	2+50S	5665733	449040	370	90	-72	170.38
MF04-101	PZ-33	2+50S	5665733	449040	370	90	-85	194.77
MF04-102	PZ-34	2+00N	5665866	449102	363	90	-67	179.53
MF04-103	PZ-35	2+00N	5665866	449042	363	90	-85	310.59
MF04-104	PZ-36	2+25S	5665753	448975	372	90	-75	267.92
MF04-105	PZ-37	4+50S	5665675	448915	365	90	-75	237.44
MF04-106	PZ-38	0+00N	5665805	449060	368	90	-77	185.62
MF04-107	PZ-39	0+00N	5665805	449060	368	90	-87	224.03
MF04-108	PZ-40	1+00S	5665772	449015	368	90	-70	206.65
MF04-109	PZ-41	1+00S	5665772	449015	368	90	-78	228.30
MF04-110	PZ-42	2+25S	5665753	448975	372	90	-80	255.72
MF04-111	PZ-43	0+50S	5665787	449088	368	90	-75	136.86
MF04-112	PZ-44	0+50S	5665787	449088	368	90	-85	173.40
MF04-113	PZ-45	0+50S	5665787	449088	368	90	-65	121.62
MF04-114	PZ-46	1+50N	5665846	449075	365	90	-85	243.54
MF04-115	PZ-47	1+50N	5665846	449075	365	90	-75	216.10
MF04-116	PZ-48	0+50S	5665787	449120	367	90	-75	106.07
MF04-117	PZ-49	0+50S	5665787	449120	367	90	-55	88.09
MF04-118	PZ-50	0+50S	5665787	449120	367	90	-43	84.43
MF04-119	PZ-51	0+50S	5665787	449120	367	90	-65	96.01
MF04-120	PZ-52	1+50S	5665746	449100	367	90	-70	109.42
MF04-121	PZ-53	1+50S	5665787	449100	367	90	-55	93.57
MF04-122	PZ-54	1+00N	5665826	449047	362	90	-85	275.54
MF04-123	PZ-55	1+00N	5665826	449047	362	90	-75	226.16
MF04-124	PZ-56	3+00S	5665711	449019	365	90	-85	225.25
2004 Summer Program - Total							6,038.35

Appendix 4

2004 Summer DDH Program Significant Results - Weighted Average Gold Values

Assay certificates are available on file at the Head Office of Rubicon Minerals Corporation, Vancouver.

MF series	PZ Series	From (m)	To (m)	Au (g/t)	Interval
Hole #	Hole #				(m)

MF04-90	PZ-22	59.00	60.66	2.14	1.66

MF04-91	PZ-23	74.95	78.05	70.10	3.10
	Incl.	77.50	78.05	166.50	0.55

MF04-92	PZ-24	59.65	60.05	1.94	0.40
		89.10	91.97	2.80	2.87

MF04-93	PZ-25	112.35	120.35	8.42	8.00
		116.30	119.80	15.81	3.50
	Incl.	117.60	118.57	21.30	0.97

MF04-94	PZ-26	10.00	11.00	1.19	1.00
		67.20	68.00	1.30	0.80
		106.00	107.00	1.80	1.00
		109.82	113.00	8.55	3.18
	Incl.	112.35	113.00	18.80	0.65
		151.00	152.00	1.75	1.00

MF04-95	PZ-27	81.30	81.60	1.96	0.30
		96.20	98.00	4.59	1.80
	Incl.	97.30	98.00	7.63	0.70
		100.90	101.30	1.69	0.40
		119.25	121.00	1.58	1.75

MF04-96	PZ-28	38.15	39.15	1.58	1.00
		67.75	68.50	1.12	0.75
		94.38	95.00	1.62	0.62
		98.80	99.60	1.51	0.80
		102.33	104.10	3.38	1.770
	Incl.	103.33	104.10	7.09	0.77

MF04-97	PZ-29	51.30	52.00	1.86	0.70
		106.30	107.00	1.34	0.70
		124.25	124.90	1.09	0.65

MF04-98	PZ-30	79.55	81.30	10.06	1.75
	Incl.	80.48	81.30	20.30	0.82
		104.58	105.05	11.40	0.47

MF04-99	PZ-31	64.40	65.30	3.20	0.90
		69.70	70.60	5.00	0.90
		134.00	134.85	4.48	0.85

MF04-100	PZ-32	109.85	110.17	1.66	0.32
		153.50	154.50	2.21	1.00

Appendix 4

MF series	PZ Series	From (m)	To (m)	Au (g/t)	Interval
Hole #	Hole #
MF04-101	PZ-33	137.00	137.60	1.33	0.60
		140.00	140.60	1.34	0.60
		165.10	165.40	1.00	0.30

MF04-102	PZ-34	118.10	119.30	20.54	1.20
	Incl.	118.67	119.30	33.60	0.63
		144.20	144.90	3.50	0.70

MF04-103	PZ-35	1.10	6.10	0.70	5.00
		11.70	12.40	3.89	0.70
		36.95	37.25	9.01	0.30
		50.90	52.10	1.78	1.20
		75.50	76.20	1.22	0.70
		121.40	122.30	1.86	0.90
		202.10	202.85	3.59	0.75
		249.60	251.20	4.27	1.60
	Incl.	249.60	250.20	9.77	0.60

MF04-104	PZ-36	16.80	20.80	1.85	4.00
		39.90	40.50	4.77	0.60
		66.40	68.00	2.40	1.60
		172.60	173.35	2.43	0.75

MF04-105	PZ-37	7.05	7.70	3.83	0.65
		41.90	42.90	1.06	1.00
		69.40	69.80	1.21	0.40
		125.10	125.60	3.26	0.50
		155.90	156.30	1.75	0.40
		188.50	189.00	1.68	0.50
		223.20	226.70	0.69	3.50

MF04-106	PZ-38	109.60	110.30	1.02	0.70
		130.00	130.60	3.70	0.60

MF04-107	PZ-39	27.40	31.50	1.39	1.70
		53.10	53.70	1.11	0.60
		109.20	110.20	1.71	1.00
		120.80	121.50	2.44	0.70
		185.15	185.70	1.84	0.55

MF04-108	PZ-40	117.20	118.45	1.12	1.25

MF04-109	PZ-41	8.00	8.50	2.38	0.50
		14.40	15.40	1.70	1.00
		19.00	19.81	5.28	0.81
		72.50	73.50	1.76	1.00

MF04-110	PZ-42	23.90	24.50	5.15	0.60
		34.50	35.50	4.13	001.
		42.95	44.00	3.18	1.05
		45.60	46.60	1.35	1.00

Appendix 4

MF series	PZ Series	From (m)	To (m)	Au (g/t)	Interval
Hole #	Hole #				(m)
		72.50	73.55	1.22	1.05
		79.10	79.90	3.36	0.80
		85.04	85.80	1.38	0.76
		168.90	169.40	1.95	0.50
		254.50	255.72	1.66	1.22

MF04-111	PZ-43	10.50	11.20	1.48	0.70
		45.50	46.10	1.10	0.60
		98.50	99.50	1.48	1.00
		124.40	125.80	15.16	1.40

MF04-112	PZ-44	No significant assays

MF04-113	PZ-45	45.90	46.30	1.59	0.40
		92.65	93.35	3.11	0.70

MF04-114	PZ-46	25.20	26.00	2.88	0.80
		28.40	29.10	3.21	0.70
		45.10	45.60	1.44	0.00
		89.00	90.00	3.24	1.00
		122.60	123.60	1.79	1.00
		130.40	131.40	1.61	1.00
		138.15	138.83	3.02	0.68
		228.65	234.39	2.54	4.04
	Incl.	233.35	234.39	7.26	1.04

MF04-115	PZ-47	119.00	124.30	9.01	4.50
	Incl.	122.60	124.30	22.24	1.70
	Incl.	123.80	124.30	61.80	0.50

MF04-116	PZ-48	44.68	45.15	1.53	0.47
		61.00	90.45	2.21	29.45
	Incl.	88.09	89.56	33.22	1.47
	Incl.	88.65	89.56	52.50	0.91

MF04-117	PZ-49	43.70	66.20	0.56	22.50
		43.70	44.10	1.60	0.40
		45.00	45.70	2.24	0.70
		50.30	50.90	1.55	0.60
		51.80	52.70	1.63	0.90
		63.20	64.20	3.28	1.00
		65.20	66.20	2.14	1.00

MF04-118	PZ-50	35.60	36.98	1.09	1.38

MF04-119	PZ-51	39.20	45.20	0.99	6.00
	Incl.	39.20	39.70	5.72	0.50
		66.30	71.60	2.86	5.30
	Incl.	66.30	67.90	6.82	1.60

MF04-120	PZ-52	55.30	56.15	1.63	0.85

Appendix 4

MF series	PZ Series	From (m)	To (m)	Au (g/t)	Interval
Hole #	Hole #				(m)
		96.90	100.55	2.38	3.65
	Incl.	99.15	100.55	5.44	1.40

MF04-121	PZ-53	13.90	14.40	1.19	0.50
		25.00	25.80	1.12	0.80
		61.50	62.00	1.64	0.50
		76.60	77.17	1.70	0.57
		79.80	81.50	1.32	1.70

MF04-122	PZ-54	2.20	3.85	2.91	1.65
		91.70	92.20	9.37	0.50
		235.50	236.30	1.34	0.80
		240.49	241.10	1.33	0.61

MF04-123	PZ-55	36.80	37.30	2.86	0.50
		127.00	127.50	0.99	0.50
		198.90	199.90	3.43	1.00
		215.70	216.50	1.10	0.80

MF04-124	PZ-56	40.55	41.60	1.48	1.05
		86.00	87.00	2.35	1.00
		98.37	98.95	1.11	0.58
		156.67	157.45	1.48	0.78
		181.83	182.80	1.14	0.97

Appendix 5

Cross Sections - Phoenix Zone Drill Holes

Appendix 5

Appendix 5

Appendix 5

Appendix 5

Appendix 5

Appendix 5

Appendix 5

Appendix 5

Appendix 5

Appendix 6

2004 Summer Drill Holes - Summary Description

(Section 1+00N/Azimuth - 090/Dip -40/Length - 78.94 m)

The hole of the 2004 summer program, PZ-22, was drilled up-dip from PZ-08 at a -40 degree dip and intersected 2.7 metres of Phoenix Zone material. The zone displayed strongly deformed, veined and biotized basalts immediately above the ultramafic contact with 2-3% py/po, 2-3% aspy, trace sphal/gal and several 30 cm grey brecciated qtz veins (barren).

PZ-23
(Section 1+00N/Azimuth - 090/Dip -78/Length - 106.38 m)

The second hole, PZ-23, was drilled between PZ-09 and PZ-10 at a -78 degree dip in an effort to hit the core of the main southwest plunging PZ-1 high grade shoot. The hole intersected approximately 4.8 metres of intensely deformed, veined, and biotized basalts with 2-5% py/po, 2-3% aspy, tr-1% sphal/gal and two large smokey grey quartz veins (30 cm and 80 cm) with innumerable pinheads of visible gold. The hole passed into a sericitic qtz porphyry immediately below the zone and then into the main ultramafic body.

PZ-24
(Section 0+00N/Azimuth - 090/Dip -75/Length - 124.66 m)

Hole PZ-24, drilled was at -65 degree dip on Section 0+00N. The Phoenix Zone was intersected between 89.10-91.97 metres and was characterized by strongly biotized and veined basalts with 2-3% py/po and 2-3% fine needle and stringer aspy. Rare gy quartz veins were present within the zone up to 20 cm in width but contained only 1% fracture-controlled pyrite. The intercept occurred at predicted target depth but was not as robust as some of the other intersections returned from the zone.

PZ-25
(Section 0+00N/Azimuth - 090/Dip -65/Length - 142.95 m)

PZ-25, the second of three holes on Section 0+00N, intersected a broad 12 metre zone of intense biotization, silicification, and veining with local strong fuchsite (unusual for the Phoenix Zone). A seven metre section within this averaged 3-5% py/po and 2-5% aspy with local concentrations of sph and gal. This interval was cut by a 3-metre swath of impressive looking shattered smokey grey qtz veins but with no visible gold observed.

PZ-26
(Section 0+00N/Azimuth - 090/Dip -75/Length - 165.81 m)

PZ-26, the third of three holes on Section 0+00N, intersected two zones of intense biotization and veining with 2-3% py/po and 2-3% aspy. The first zone lies in the immediate hanging wall to the "shallow fault" and averages 5.2 m in width. The second is 4.8 m thick and sits at the ultramafic contact. No significant quartz veins or VG was observed in either zone but both still display impressive degrees of alteration and mineralization.

PZ-27
(Section 1+00S/Azimuth - 090/Dip -58/Length - 141.73 m)

PZ-27, the first in a series of three holes on Section 1+00S, intersected two intervals of intensely deformed veined mineralized biotitic basalt (1.6 metres and 2.7 metres thick) at the target level for the Phoenix Zone. Both zones display 2-5% fine pyrite/pyrrhotite, 2-3% aspy (locally as coarse-grained

Appendix 6

veinlets), and rare seams of reddish sphalerite. Both are fairly average looking with no dark grey qtz veining and no visible gold.

(Section 1+00S/Azimuth - 090/Dip -72/Length - 155.14 m)

PZ-28 intersected a 14 metre zone of strong biotization and veining between two bleached fault zones with 5-20% py/po and fine stringers/veinlets and tr-2% aspy. The hole then passed through a second 5.1 metre biotitic zone at the ultramafic contact with 1-2% py and tr-1% aspy. The amount of sulphides in the upper intersection is impressive but largely py. The nature of the basalts appears to be changing in both holes on this section with far more pillowed sequences than in the holes to the north.

PZ-29
(Section 1+00S/Azimuth - 090/Dip -85/Length - 170.38 m)

PZ-29, the third and steepest hole on Section 1+00S, intersected a narrow zone of massive sulphides down-dip from the 14-metre stringer sulphide zone in PZ-28, which averages >50% py/po and 2-3% cpy over 1.1 metres within a broader zone running 5-15% po and 3-5% py over 6.7 metres . The zone is hosted by well foliated and veined biotitic basalt and may represent the down plunge extension of the Phoenix Zone. There were no appreciable amounts of aspy or grey qtz veining in the interval. At the ultramafic/mafic contact the hole intersected a 6.4 metre qtz-carb vein zone with 1-2% fine py/po and tr cpy.

PZ-30
(Section 1+00S/Azimuth - 090/Dip -45/Length - 143.26 m)

PZ-30, drilled at -45 degree hole on Section 1+00S, was designed to test the up-dip extension of the two aspy zones observed in PZ-27 and the possible convergence of the flat faults with the ultramafic contact. The hole passed through two zones of mod-strong biotizatiion/veining/2-3% py-po-aspy mineralization, one from 76.43-84.45m and the second at the ultramafic contact from 112.78-119.35m. The anticipated convergence of the two mineralized zones observed down-dip in PZ-27 did not occur due to a change in dip in the upper zone. However, the presence of fine aspy in both intersections is considered to be a positive sign.

PZ-31
(Section 2+50S/Azimuth - 090/Dip -58/Length - 152.09 m)

PZ-31, the first hole on Section 2+50S, intersected a zone of strong deformation/biotization/veining from 104.00-108.05 metres with 2-3% py/po, 1-2% needle aspy and locally 3-5% sph/tr gal. The hole also intersected a similar zone from 130.12-138.60 metres with 1-3% py/po and 1% aspy. This was followed by an interval of strong silicification/qtz veining/flooding at the mafic/ultramafic contact from 138.60-140.20 metres with 1%py/po/aspy.

PZ-32
(Section 2+50S/Azimuth - 090/Dip -72/Length - 170.38 m)

PZ-32, the second hole on Section 1+50S, intersected the Phoenix Zone from 102.85-105.57 metres with 2-5% py/po, 2-3% fine needle aspy, tr-2% sph, and tr gal/cpy within strongly sheared and biotized basalts. A second broader zone of weak to moderately Silicified and biotized basalt was intersected near the mafic/ultramafic contact from 145.52-161.52 m. The zone was characterized by 2-5% py/po, tr-2% aspy (needle and subhedral grains to 2 mm), and occasional D2 style semi-massive sph/gal/py/po/aspy veins to 10 cm in size. The interval was also cut by numerous white to rarely smokey grey qtz and qtz-carb veins to 50 cm in size (no VG observed). The appearance of the D2-style veining is new to the

Appendix 6

Phoenix Zone area and is reminiscent of the McFinley Peninsula. The semi-massive replacement-style py/po banding observed in PZ-28/29 was also intersected in this hole between 124.35-125.66 metres.

(Section 2+50S/Azimuth - 090/Dip -85/Length - 194.77 m)

PZ-33, the third and deepest hole on Section 2+50S (-85 degree dip), intersected an upper biotized/veined zone from 98.50-106.40 metres with 2-5% py/po and tr-1% aspy, followed by a very strong bioitized/veined zone from 133.70-145.60 metres. This second zone displayed numerous white-smokey grey quartz veins and white quartz-carb-ankerite veins to 40 cm in size, within an interval of intensely sheared biotized host bounded by two major bleached sericitized fault zones. Sulphide content in the zone ranged from 2-5% py/po, 2-7% disseminated and vein aspy and tr-1% sph/gal/cpy. A third zone was also intersected in the hole from 160.80-168.20 metres with 1-2% py/po and a number of thin D2 style sph/gal/aspy/py/po veins to 1 cm thick. No VG was observed in the middle interval; however, the intense deformation and biotization accompanied by the highly fractured grey-smokey grey qtz veining and thin aspy ribbons (as opposed to fine needles) are very positive.

PZ-34
(Section 2+00N/Azimuth - 090/Dip -67/Length - 179.53 m)

PZ-34, drilled at -68 degree dip on Section 2+00N in between PZ-05 and PZ-11, intersected a siliceous vein zone from 118.20-119.25 metres with 5-10% stringer and disseminated po and 3-5% py. This interval appears to be the up-dip extension of the zone which produced the 100 g/t Au intersection in PZ-12. The hole continued on through the Phoenix Zone from 137.09-145.07 metres with strong to intensely biotized, deformed and veined basalts hosting 1-3% fine py/po and tr-1% aspy. The sulphide content of this zone was not particularly high.

PZ-35
(Section 2+00N/Azimuth - 090/Dip -85/Length - 310.59 m)

PZ-35, the first of a deeper set of four holes, collared into altered sulphidized iron formation from 1.10 - 6.10 m with 5-15% py, 3-5% po and 1-2% aspy followed by strongly def'd vn'd bio'c basalt from 6.10 - 13.50 m with 2-3% py/po and 2-3% aspy. The hole continued on through a massive to pillowed basalt sequence with local narrow qtz veins with varying degrees of sulphides and base metals (51.10 - 51.30 m & 74.60 - 75.10 m). The hole intersected what may be the down-dip continuation of the Phoenix Zone between 146.70 - 151.98 m followed by a sericitized qtz porphyry dike and a bleached hematitzed fault zone. The Phoenix Zone displayed 1-3% py/po and tr-2% aspy as disseminated needles and rare veinlets to 1 mm. The hole passed through a mafic/ultramafic transition zone from 269.15-306.32 metres before bottoming in strongly deformed talcose ultramafics. Several zones of mineralization were encountered in the lower part of the hole including a zone of strong def'd veined biotized basalt from 188.90-206.15 metres with 2-15% py/po and tr sph/gal/cpy, a similar zone from 240.40-248.80 metres with 1-3% py/po and tr-1% aspy, and a final zone from 250.55-255.15 metres with 3-5% py/po, 2-3% apsy and tr sph/gal/cpy. Several zones of intense silicification were also observed within the transition zone with fine base metal veining.

PZ-36
(Section 2+25S/Azimuth - 090/Dip -75/Length - 267.92 m)

PZ-37
(Section 4+50S/Azimuth - 090/Dip -75/Length - 237.44 m)

PZ-37, drilled at -75 degree dip on Section 4+50S, is the most southerly of the PZ holes. 4 flecks of VG were noted in a 14cm quartz vein (220.43 to 220.57m), just below the strongly deformed(faulted) biotitic basalt. There was 1-2% Py, but no Aspy within this quartz vein. The faulting appears to coincide with the

Appendix 6

upper zone of faulting noted on section 2+00S. The massive portion of the Footwall Basalt Sequence is considerably thinner in PZ-37 than on other sections.

(Section 0+00N/Azimuth - 090/Dip -77/Length - 185.62 m)

PZ-38, collared 40 metres behind the set-up for holes PZ-24/25/26, was the first in a series of five holes designed to test the for the down plunge extension of the Phoenix high-grade 'PZ-1' Zone. The hole intersected the Phoenix Zone as predicted between 128.02-131.50 metres, followed immediately by the shallow Phoenix Fault from 131.50-133.45 metres. The zone exhibited strong shearing and biotization with abundant fine qtz-carb veinlets to 1 cm in width. Sulphide content was low with only 1-2% fine py/po and 1% fine needle aspy. Visually, the zone appeared similar to other Phoenix Zone intercepts but lacked the strong aspy veining and large VG bearing qtz veins.

PZ-39
(Section 0+00N/Azimuth - 090/Dip -87/Length - 224.03 m)

PZ-39, the second hole on Section 0+00N, intersected a very weak Phoenix Zone from 132.28-134.90 metres with moderately-strongly deformed and biotized basalts with weak qtz-carb veining and 2-3% fine py/po stringers. The zone was bounded by a series of qtz porphyry and diorite dikes and lay in the hanging wall to the Phoenix Fault from 137.92-139.55 metres.

PZ-40
(Section 1+00S/Azimuth - 090/Dip -70/Length - 206.69 m)

PZ-40, the first follow-up hole on Section 1+00S, collared in altered basalts and intersected a zone of strongly deformed veined mineralized biotitic basalt from 13.33-18.35 m with 2-5% py/po., 1-3% f-cg aspy, and tr-2% sph/gal. One speck of possible visible gold was observed in a narrow qtz vein at 17.50 m. A massive qtz porphyry dike followed this from 23.39-54.70 m and correlates to the large QP dike present in the trench on this section. The hole continued on through a sequence of weakly altered basalts before intersecting a series of narrow deformed veined biotized intervals from 133.5-134.70 m and 137.30-139.05 m. Sulphide content in these zones ranged from 1-3% py/po (locally 10%), 1-3% aspy; tr-5% sph and tr gal/cpy. No large qtz veins were observed. Strong hematite/sericite fracturing was present throughout this interval which was followed by a QP dike from 139.05-142.00 m, a diorite dike from 143.25-144.50 m, and strong fault zone from 144.50-145.00 m. The hole continued on through the Phoenix Fault Zone from 165.45-166.12 metres and then cored a series of narrow moderately-strongly deformed veined mineralized biotized zones from 170.50 to 181.70 metres. Approximate widths of the individual zones were 1.25 metres, 1.65 metres and 1.40 metres respectively with sulphide content averaging 2-5% fine po/py, 1-3% fine aspy and locally tr cpy. The hole continued on through weakly biotized basalts for an additional 5 metres before passing into the main ultramafic body at 186.55 metres.

PZ-41
(Section 1+00S/Azimuth - 090/Dip -78/Length - 229.30 m)

PZ-41, the second hole on Section 1+00S, intersected a large section of sericitic qtz porphyry from 16.45-69.5 m but had no sign of the biotitic zone observed in the top of PZ-40 at 17.50 metres. The porphyry appears 10 metres higher in the PZ-41 than the shallower hole PZ-40 and may have obliterated the zone in question. The hole continued on to intersect several weak zones of alteration, veining and mineralization (109.42-115.52m & 89.50-197.15m) before passing through the Phoenix Fault Zone at a depth of 165 metres (surrounded by qtz porphyry and diorite diking). No obvious zones of strong Phoenix-style mineralization were present in this area. The hole intersected the main ultramafic contact at 208.70 m with two narrow sericitic quartz porphyry dikes were from 213.50-214.45 m and 216.72-222.15 m, bounding a zone of strongly deformed veined biotitic basalt with numerous grey qtz veins and 2-3% py/po and 1% fine aspy.

Appendix 6

(Section 2+25S/Azimuth - 090/Dip -80/Length - 255.72 m)

PZ-42, collared from the same set-up as PZ-36, was designed as a final test for the down-plunge projection of the Phoenix Zone 'PZ-1' high-grade shoot. The hole cored two narrow zones of interest near the top of the hole; the first, an interval of moderately deformed biotitic basalt from 26.30-27.45 m with D2 py/po/sph/gal shearing; and a second zone of massive qtz-carb-ankerite veining from 45.80-47.00 m with 5-10% po/py, 1% aspy, and local sph/gal. The hole then cored a series of bleached fault zones with associated porphyry and diorite diking between 194.60-215.00 metres and again just above the ultramafic contact at 232.70-232.90 m. The upper fault zone had a number of moderately deformed veined and mineralized biotitic zones associated with it, the strongest occurring from 221.70-228.40 m with locally 3 -10% py/po, 1-3% f-cg aspy and tr-1% sph/gal/cpy. A narrow qtz vein was observed at 197.50 m with several possible specks of VG. The lower fault zone displayed the typical Phoenix Zone cast members with the porphyritic diorite and sericitic qtz porphyry bounding the fault and a 10 metre strongly deformed veined mineralized biotitic zone in the footwall. This interval displayed 2-3% py/po and 1-2% aspy and contained a zone of qtz-fuchsite altered basalt with 2-3% f py/po, 1-2% f diss'd and vein aspy, and 1% fracture-controlled cpy. The presence of the qtz-fuchsite zone in close proximity to the fault and ultramafic contact is a considered to be a good sign as this is the setting for high-grade mineralization in PZ-25 (15.8 Au g/t over 3.5 m).

PZ-43
(Section 0+50S/Azimuth - 090/Dip -75/Length - 136.86 m)

PZ-43, the first in a set of three holes immediately down-plunge from PZ-25 and PZ-26, passed through the first of two robust fault zones at approximately 93.00-93.20 m depth with moderate to strong biotization/veining/mineralization in the immediate footwall to approximately 111.72 m. Overall sulphide content for this footwall interval was 1-2% py/po and 1% aspy, rising to 2-15% py/po and 2-5% aspy (disseminated and vein-style) within two siliceous intervals from 97.70-99.50 m and 102.70-104.50 m (with possible altered IF). The hole continued on through the second very pronounced bleached hematite/sericite fault zone at 120.30-124.15 m, followed by a wedge of Phoenix Zone from 124.15-126.32 m, and then immediately into talcose ultramafics to the end of the hole. The Phoenix Zone was characterized by strongly deformed, veined and biotized basalt with grey to smokey grey veining to 0.5 metre (replacing carbonate) and 3-5% py, 3-5% vein and disseminated aspy, and tr-1% sph/gal/cpy. Seven specks of VG were observed at the footwall margin of the largest vein from 124.20-124.83 m, the largest being 1 mm across.

PZ-44
(Section 0+50S/Azimuth - 090/Dip -85/Length - 173.40 m)

PZ-44, the second hole on Section 0+50S and drilled down-dip from PZ-43 at a -85 deg dip, also passed through two major fault zones, one at 107.18-107.93 m and the second at 127.85-128.57 metres, and then continued on into the main ultramafic body at 151.92 metres. There were minor zones of biotization and veining with 1-3% py/po and tr-1% aspy throughout the hole but no significant zones of mineralization It appears that the small wedge of Phoenix Zone material observed up-dip in PZ-43 doesn't extend further to depth. As a result, a third shallower hole PZ-45 was proposed off this set-up to test the up-dip extent (see below).

PZ-45
(Section 0+50S/Azimuth - 090/Dip -65/Length - 121.62 m)

PZ-45, the third and shallowest hole on Section 0+50S, intersected three major fault zones at 89.50-89.55m, 94.43-94.50 m, and at the ultramafic contact at 114.13-114.96m. The third fault can be correlated to the one immediately above the Phoenix Zone in PZ-43 but unfortunately in PZ-45, the fault lies immediately against the ultramafic contact and no Phoenix Zone was observed. Minor grey qtz veining with some py/aspy/gal/cpy mineralization was present within an overlying sericitic qtz porphyry dike. However, the middle fault zone was accompanied by a strong zone of aspy mineralization from 92.10-93.75 metres. The zone averaged 3-5% py/po and 2-3% aspy within strongly biotized and veined

Appendix 6

basalts and included a central complex quartz-ankerite vein zone with 10-12% very fine aspy, 3-5% py and tr-1% cpy. A 30 cm folded ankerite vein immediately above this zone at 90.35 m contained upwards of 50% very fine aspy.

(Section 1+50N/Azimuth - 090/Dip -85/Length - 243.54 m)

PZ-46, was the first of two holes on Section 1+50N designed to test for the down-plunge potential of the 'PZ- 3' lens on Section 1+50N, immediately down-plunge from the high grade intercept in PZ-12 (28.7 g/t gold over 1.4 m). PZ-46 intersected numerous quartz porphyry dikes in the upper 100 metres of the hole before passing through the key bleached fault zone from 123.88-127.07 m (much wider than usual). The hole continued on to intersect a complex quartz-carbonate-ankerite vein zone from 132.70-134.35 m with 3-5% po, 2-3% py, 2-3% aspy, 1% cpy in late hairline fractures and tr sph. The hole then passed through a narrow bleached diorite dike and weakly deformed basalt before intersecting an interval of strongly deformed veined basalt from 137.45-138.78 m. This second zone displayed 5-15% aspy as thin grey 1-10 mm bands, 2-3% py/po and tr sph/cpy. This interval was abruptly terminated by a quartz porphyry dike from 138.78-144.20 m. A narrow 30 cm interval of qtz-carb veining with 5-10% fracture-controlled py, 1% po, and 1% sph was observed in basalt at the down-hole margin of the porphyry. The zone appears to lie on the down-plunge projection of the high-grade intercept in PZ-12.

PZ-47
(Section 1+50N/Azimuth - 090/Dip -75/Length - 216.10 m)

PZ-47, the second test on Section 1+50N, intersected a 1.15 metre banded aspy zone similar to that intersected in PZ-46 from 122.10-123.25 m. Overall sulphide content in the zone was 5-10% aspy, 3-5% py, 1-2% po, and tr cpy/sph. A narrow 10 cm qtz vein at the bottom edge of the interval contained four specks of visible gold. The hole continued on to intersect a 2.9 metre silica-biotite-chlorite altered zone at the main ultramafic contact at 203.07-205.90 m. The zone displayed numerous irregular dark grey quartz veins to 40 cm with one from 204.63-205.05 m containing 3-5% fracture-controlled py, 5-10% fine ribbon aspy, 5-10% sph, 1% cpy, and tr gal. This type of veining has been observed in the basalt/ultramafic transition zone before but never with appreciably sulphides.

PZ-48
(Section 0+50S/Azimuth - 090/Dip -75/Length - 106.07 m)

Given the success of holes PZ-43, PZ-44, and PZ-45, a second shallower fence of holes was proposed on the same section to try and catch the up-dip projection of the narrow aspy zone observed in PZ-45 and the VG zone in PZ-43.

PZ-48, the first follow-up hole on Section 0+50S, intersected two broad zones of strongly deformed veined biotitic basalt from 61.40-74.13 m (12.7 metres) and 78.92-89.55 m (10.6 metres) with local massive quartz and quartz-carbonate-ankerite veining to 1 metre in width and rare sulphidized iron formations. Overall sulphide content for the two zones averages 2-3% py/po, 2-10% aspy, and tr sph/cpy. The aspy appears as scattered fine to medium-grained crystals and thin 1-5 mm fracture-controlled bands, and is found in both the host rock and also cutting the veins. The second zone also contains a massive 0.90 cm grey quartz vein at the lower limit of the zone in contact with a quartz porphyry with innumerable specks of fine visible gold. Prominent faults occur immediately below each zone and the main ultramafic contact lies at a depth of 98.0 metres, approximately 9.0 metres below the VG zone.

PZ-49
(Section 0+50S/Azimuth - 090/Dip -55/Length - 88.09 m)

PZ-49, drilled above PZ-48, intersected a 12.7 metre zone from 43.97-54.70 m with local quartz veining and sulphidized iron formation and averaged 2-10% py/po and 1-5% aspy as fine needles and local bands.

Appendix 6

(Section 0+50S/Azimuth - 090/Dip -43/Length - 84.43 m)

PZ-50, the shallowest hole on Section 0+50S and drilled at -42 degrees, cored 9.7 metres of weak mineralization from 37.50-47.24 m with 1-5% py/po and tr-2% aspy.

PZ-51
(Section 0+50S/Azimuth - 090/Dip -65/Length - 96.01 m)

Given the wide spread between PZ-48 and PZ-49, a final hole, PZ-51, was laid out to shoot the 20 degree gap between the two holes. The hole intersected a very chaotic 9.5 metre interval from 36.80-46.30 m with 2-10-% py/po and 2-10% aspy within strongly biotized basalt, sericitic qtz porphyry, and sulphidized iron formation. All the units were in turn cut by strong bleached fault zones from 41.30-41.67 m and 44.95-46.0 m. The zone lies immediately up-dip from the upper aspy-rich interval in PZ-48.

PZ-052
(Section 1+50S/Azimuth - 090/Dip -70/Length - 109.42 m)

PZ-52, the first hole on Section 1+50S drilled, was designed to test the down-plunge potential of the 10.1 g/t gold over 1.8 m intercept present in PZ-30. The hole intersected a 9.9 metre interval of strongly biotized basalt with 1-3% py/po and 1-10% disseminated to vein aspy from 56.22-66.10 m. This was followed by a second 7.0 metre zone from 72.33-79.32 m with 2-3% py/po and 1-5% aspy. However, the most promising interval in the hole occurred between a sericitic qtz feldspar porphyry at 92.05-93.65 m and the main ultramafic contact at 101.47 m. An interval of strongly biotized and veined basalt was intersected from 93.65-99.00 m with three qtz-fuchsite bands to 60 cm in size with grey qtz veining and 1-5% sph, 1-3% aspy, 1-2% gal, and 1% py. This was followed immediately by a 1.0 metre shattered smokey grey qtz vein with 5-15% fracture-controlled aspy as fine anastamosing veinlets and 5-10% py/po. No VG was observed in the vein but it appeared very similar to some of the veins present in PZ-0.

PZ-053
(Section 1+50S/Azimuth - 090/Dip -55/Length - 93.57 m)

PS-53, the second follow-up hole on Section 1+50S, intersected a 4.4 metre zone of strongly biotized faulted basalt with 1-3% py/po and 2-4% disseminated and vein aspy from 54.42-58.78 m. However, a more encouraging zone of qtz-fuchsite-aspy veining was encountered near the ultramafic contact at 79.82-82.00 m. The zone was cut by the main porphyritic diorite dike near the upper margin and bounded down hole by the sericitic qtz porphyry dike. Mineralization within the zone was impressive with 5-15% aspy as a network of fine anastamosing veinlets within a smokey grey qtz-veined and flooded fuchsitic host. This was accompanied by 3-5% py/po and trace sph/gal. The zone appears similar to the intersection in PZ-52 and also to the high grade zone in PZ-25 (minus the VG). This intermingling of alteration/veining/mineralization and the main porphyritc diorite and qtz porphyry dikes in a number of holes to date all suggests that they are occupying the same zone of structural weakness.

PZ-054
(Section 1+00N/Azimuth - 090/Dip -85/Length - 275.54 m)

PZ-54 was the first in a series of two holes to test the down-plunge extension of the mineralization intersected in PZ-46/47. The hole intersected a 17.7 metre weakly to moderately biotitic zone from 164.30-182.00 m with local grey qtz veining and several narrow sulphidized iron formations. Sulphide content ranged from 1-2% py/po in the host to 10-20% po, 5-10% aspy, 5-10% and tr sph/gal/cpy within one iron formation from 173.05-173.65 m. This interval was followed by a strongly deformed veined biotitic zone from 196.82-200.28 m with 2-3% py/po and tr-1% aspy. Semi-massive py banding also occurred in this section with 50-60% py and 5-10% po from 198.30-198.65 m. A third strongly deformed veined biotitic interval was present from 235.30-237.13`m with 2-8% py/po, tr-3% cpy, tr-2% aspy, and tr

Appendix 6

gal. Minor fuchsite was present along the margins of some of the veins. The hole continued in to intersect the ultramafic contact without much fanfare at a depth of 255.10 metres.

(Section 1+00N/Azimuth - 090/Dip -75/Length - 226.16 m)

PZ-55 was the second hole down-plunge from PZ-46/47 and was drilled at a dip of -75 degrees. The hole passed through a broad fault zone from 132.17-140.35 metres followed by moderately to strongly biotized and veined basalts with 1-3% py/po and tr-1% aspy to 157.30 metres. A narrow band of sulphidized iron formation was intersected between 145.38-145.95 metres with 10-15% py, 3-5% po and tr-1% aspy. This appears to correlate to the 60 cm band of IF in PZ-54 but with appreciably lower quantities of aspy. The hole continued on through a zone of strong qtz-carb-ank veining from 150.90-152.50 m with 5-10% banded py, 5-10% po, and tr aspy. No zones of alteration or mineralization were observed in the remainder of the hole.

PZ-056
(Section 3+00S/Azimuth - 090/Dip -85/Length - 225.25 m)

PZ-56, the final hole of the summer program, was drilled down-plunge from the zone of biotization, qtz veining, and banded aspy in PZ-33 on Section 3+00S. The hole intersected an interval of strongly biotized and veined basalt from 104.35-111.82 m with 1-5% py/po and local wk aspy/sph/cpy over core lengths to 10 cm. The hole continued on through two major fault zones from 147.74-154.42 m and 171.12-172.08 m before intersecting the main ultramafic contact at 188.45 m. Two narrow zones of sulphides were encountered below the first fault zone at 155.62-155.73 m (IF with 10-15% py/po and 1% aspy) and at 156.73-157.40 m (dark grey qtz vein with 4-6% po and 1-2% py in the vein and 2-3% aspy along the margins). A 50 cm qtz-sulphide zone was also intersected between the second fault zone and the ultramafic contact with 5% po, 3-5% py, and 3-5% aspy and local semi-massive gal/sph in 1 to 2 cm narrow veins.

Appendix 7

Sampling Protocol

The following protocol outlines the procedure that will be applied to sampling drill core at the McFinley Exploration Project. The geologist in charge of logging will be responsible for adhering to the following Protocol:

General:

  Standardized McFinley sample booklets will be utilized at all times. All booklets will be marked up, prior to use, with the standards, blanks and duplicates clearly defined.
  Standards will be entered every 25th sample. Blanks will be entered into the sample flow, following directly after the standards.
  Duplicate samples (1/4 core), will be entered into the sample flow, at the discretion of the geologist, every 25 samples.
  All sample booklets will be clearly marked up, with the 'From-To', and geochemical analysis that will be applied. Unless otherwise stated, all samples to be assayed for gold will be analyzed with a screen metallic assay. The 'From-To' will also be marked on a portion of the tag that will remain in the core box.

Marking Core:

  The beginning of a sample will be clearly marked with a Grease Pencil, by a line perpendicular to the core, with an arrow clearly showing the direction in which the sample is to be taken. This format will be reproduced for the finishing line of the sample. A line will be traced along the long axis of the core, defining the 'Cutting Line' that the core cutter will follow.
  The sample tag will be placed at the beginning of the sample.

Double-Check:

  It will be the geologists' job to double-check on the samples once they are cut and verify that all of the samples collected are properly labeled, with the sample tags inside of the sample bags.

Appendix 8

Assay Methods and Detections - ALS Chemex laboratories

Gold - Fire Assay Fusion

For fully quantitative total gold contents, the fire assay procedure is still the preferred choice by laboratories all over the world. Typically the samples are mixed with fluxing agents including lead oxide, and fused at high temperature. The lead oxide is reduced to lead, which collects the precious metals. When the fused mixture is cooled, the lead remains at the bottom, while a glass-like slag remains at the top. The precious metals are separated from the lead in a secondary procedure called cupellation. The final technique used to determine the gold and other precious metals contents of the residue can range from a balance (for very high grade samples), to AAS, ICP-AES or ICP-MS.

Method code		Description					Range (ppm)
		Au by fire assay and AAS. 50 g nominal sample weight.					0.005 - 10
Au-AA24

ICP -Four acid "near total" digestion
Quantitatively dissolves nearly all elements for the majority of geological materials. Only the most resistive minerals, such as Zircons, are only partially dissolved using this procedure.

Method code		27 elements by HF-HNO 3-HClO4 acid digestion, HCl leach and ICP-AES.
ME-ICP61

Elements and Ranges (ppm)
Ag	(0.5 - 100)	Cd	(0.5 - 500)	Mn	(5 - 10,000)	Sb	(5 - 10,000)
Al	(0.01% - 25%)	Co	(1 - 10,000)	Mo	(1 - 10,000)	Sr	(1 - 10,000)
As	(5 - 10,000)	Cr	(1 - 10,000)	Na	(0.01% - 10%)	Ti	(0.01% - 10%)
Ba	(10 - 10,000)	Cu	(1 - 10,000)	Ni	(1 - 10,000)	V	(1 - 10,000)
Be	(0.5 - 1000)	Fe	(0.01% - 25%)	P	(10 - 10,000)	W	(10 - 10,000)
Bi	(2 - 10,000)	K	(0.01% - 10%)	Pb	(2 - 10,000)	Zn	(2 - 10,000)
Ca	(0.01% - 25%)	Mg	(0.01% - 15%)	S	(0.01% - 10%)

(Reproduced from ALS Chemex website)